UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 8, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PROPOSALS FOR THE ANNUAL SHAREHOLDERS' MEETING

March 10, 2021 | 16:35 p.m.

Table of Contents

Proposal for the net income allocation of the fiscal year 2020 3

Proposal for elect members to compose the Fiscal Council 4

Appointment of candidates to compose the Fiscal Council formalized by non-controlling preferred shareholders 5

Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders 6

Proposal for the overall Management compensation, social security amount and contributions to the INSS that are borne by the Company 7

Proposal for the monthly compensation of the Fiscal Council's effective members, as well as the contributions to the INSS that are borne by the Company 8

Attachment 9-1-II of CVM Instruction No. 481/09, relative to the net income allocation of the year 9

Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council 20

Information about the candidates appointed by the common shareholders to compose the Fiscal Council, not integrating the controlling block 29

Information about the candidates appointed by the preferred shareholders to compose the Fiscal Council, not integrating the controlling block 32

Additional Information on Management Compensation 36

Management Comments on the Company 61

Proposal for the net income allocation of the fiscal year 2020

Dear shareholders,

Taking into account that Bradesco obtained during the year ended on December 31, 2020 the net income of R$16,546,576,346.18, the Board of Directors hereby submits, for examination and resolution, the proposal to allocate it as follows:

- ✓ R$827,328,817.31 for the "Profit Reserves - Legal Reserve" account";
- ✓ R$10,171,277,824.12 for the "Profit Reserves - Statutory" account;
- ✓ R$5,547,969,704.75 as interest on shareholders´ equity and R$184,018,864.43, whose proposal was resolved by the Board of Directors on 2.3.2021, will be paid on 3.8.2021, reaffirming that a new distribution of interest on equity/dividends for 2020 will not be proposed to the Shareholders' Meeting.

Additional information may be found in the Attachment on allocation of net income for the year, in accordance with Attachment 9-1-II of CVM Instruction No. 481/09.

Proposal for elect members to compose the Fiscal Council

Dear Shareholders,

Article 20 of the Company's Bylaws and Article 2 of the Internal Charter of the Fiscal Council inform that the Body shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not.

Considering the provisions of letter "b" of Paragraph Four of Article 161 of Law No. 6,404/76, the controlling shareholders of the Company hereby submit to you proposal for the election of the Fiscal Council's members, all with 1-year term of office, until the Annual Shareholders' Meeting to be held in 2022, as follows:

a) as effective members:

Ariovaldo Pereira, Brazilian, married, accountant, Identity Card 5.878.122-5/SSP-SP, Individual Taxpayer's Registry 437.244.508/34
Domingos Aparecido Maia, Brazilian, married, accountant, Identity Card 7.220.493-X/SSP-SP, Individual Taxpayer's Registry 714.810.018/68
José Maria Soares Nunes, Brazilian, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer's Registry 001.666.878/20

b) as alternates of the members above mentioned, respectively, Messrs.:

João Batista de Moraes, Brazilian, married, lawyer, Identity Card 8.780.236/SSP-SP, Individual Taxpayer's Registry 863.025.078/04
João Carlos de Oliveira, Brazilian, married, business consultant, Identity Card 50.785.140-7/SSP-SP, Individual Taxpayer's Registry 171.602.609/10
Mário Luna, Brazilian, divorced, economist, Identity Card 7.295.753/SSP-SP, Individual Taxpayer's Registry 666.963.808/68

We clarify that the candidates appointed by the Company´s controlling shareholders filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, consult the résumés of the candidates for the Fiscal Council by the controlling shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Appointment of candidates to compose the Fiscal Council formalized by non-controlling preferred shareholders

Dear Shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we make available the names and qualifications of the candidates appointed by Aberdeen Asset Management PLC, itself and on behalf of the investment funds and portfolios managed by companies in its economic group, **non-controlling shareholder holder of preferred shares issued by the Company**, to compose the Fiscal Council:

Effective Member	Alternate Member
Cristiana Pereira, Brazilian, married, economist, Identity Card 10.866.244-5/SSP-SP, Individual Taxpayer's Registry 120.701.098/79	***Ava Cohn***, Brazilian, married, business administrator, Identity Card 11.073.381-2/SSP-SP, Individual Taxpayer's Registry 090.196.928-10

The candidates above mentioned filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, consult the résumés of the candidates for the Fiscal Council by the preferred shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders

Dear shareholders,

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we made available the names and qualifications of the candidates appointed by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, **non-controlling shareholder holder of common shares issued by the Company**, to compose the Fiscal Council:

Effective Member	Alternate Member
Ivanyra Maura de Medeiros Correa, Brazilian, married, engineer, Identity Card 59.886.740-5/SSP-SP, Individual Taxpayer's Registry 009.092.797-48	***Eduardo Badyr Donni***, Brazilian, married, chemical engineer, Identity Card 53.526.127-5, Individual Taxpayer's Registry 746.941.207-78

The candidates above mentioned filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, consult the résumés of the candidates for the Fiscal Council by the non-controlling common shareholders, in accordance with the Items 12,5 to 12,10 of Attachment 24 of CVM Instruction No. 480/09.

Proposal for the overall Management compensation, social security amount and contributions to the INSS that are borne by the Company

Dear shareholders,

The Board of Directors of the Company hereby submits for your examination and approval, proposal for establish the overall compensation, social security amount and contributions to the INSS that are borne by the Company for the year 2021, in the total of up to R$995,000,000.00, being:

a) R$632,000,000.00, of which:

(i) R$515,918,367.00 - fixed and variable compensation;

(ii)R$116,081,633.00 – contributions to the INSS, that are borne by the Company; and

b) R$363,000,000.00 to funding of the management pension plan.

The Company clarifies that:

1) the proposed values have not changed in relation to the ones approved in the Annual Shareholders' Meeting held in 2020 and are consistent with the great experience of the Managers and their high degree of knowledge about the Company, given that most of them built their careers in the Organization itself, as well as the need to retain their talents in an increasingly competitive market; and

2) it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the compensation up to the limit proposed.

Pursuant to letter "p" of Article 9 of the Bylaws, the Board of Directors will decide the distribution of the annual overall amount of the compensation and social security to its own members and to the members of the Board of Executive Officers.

For further details, consult the Attachment Information on Management Compensation, in accordance with the Item 13 of Attachment 24 of CVM Instruction No. 480/09.

Proposal for the monthly compensation of the Fiscal Council's effective members, as well as the contributions to the INSS that are borne by the Company

Dear Shareholders,

The Board of Directors of this Company hereby submits for your examination and resolution the proposal for the monthly compensation, at the amount of R$18,000.00 to each effective member of the Fiscal Council, in addition to the monthly individual amount of R$4,050.00 corresponding to the pension contributions to the INSS that are borne by the Company, for the year 2021, clarifying that:

a) the proposed amount meets the provisions of Paragraph Three of Article 162 of Law No. 6,404/76, which establishes that the compensation for the Fiscal Council's members will be determined by the Shareholders' Meeting in which they are elected and that it cannot be lower, for each member in office, than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, representation expenses and Company's profit sharing, in any other denomination; and

b) the alternate members are remunerated only when they replace the Effective Members, in the cases of vacancy, absence or temporary impediments.

For further details, consult the Attachment Information on Management Compensation, in accordance with the Item 13 of Attachment 24 of CVM Instruction No. 480/09.

Attachment 9-1-II of CVM Instruction No. 481/09, relative to the net income allocation of the year

1. Inform the net income of the year

The net income for 2020 was R$16,546,576,346.18

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on shareholders' equity already declared

Description	Amount (R$)	Amount per common share (R$)		Amount per preferred share (R$)	
		Gross	Net of IRRF	Gross	Net of IRRF
Monthly Interest on Shareholders' Equity paid from February 2020 to January 2021	1,861,950,839.32	0.206997912	0.175948225	0.227697708	0.193543052
Supplementary Interest on Shareholders' Equity declared on December 16, 2020 to be paid on January 7, 2021	3,502,000,000.00	0.377521225	0.320893041	0.415273347	0.352982345
Supplementary Interest on Shareholders' Equity resolved by the Board of Directors on February 3, 2021 to be paid on March 8,2021	184,018,865.43	0.019837530	0.016861901	0.021821283	0.018548091
Overall Amount of Interest on Shareholders' Equity related to 2020	5,547,969,704.75	0.604356667	0.513703167	0.664792338	0.565073488

3. Inform the percentage of net income distributed for the year

Description	Amount (R$)	Percentage
Net Income for fiscal year 2020	**16,546,576,346.18**	
Legal Reserve	827,328,817.31	
Basis of Calculation of Dividends/Interest on Shareholders' Equity	**15,719,247,528.87**	
Interest on Shareholders' Equity Paid	5,363,950,839.32	
Interest on Shareholders' Equity Payable	184,018,865.43	
Total Gross Interest on Shareholders' Equity	**5,547,969,704.75**	
Withholding Income Tax on Interest on Shareholders' Equity(*)	832,195,455.71	
Total Net Amount of Interest on Shareholders' Equity and Dividends	**4,715,774,249.04**	**30.00%**

(*) Withholding Income Tax does not consider exempt/ immune shareholders

4. Inform the overall amount and the amount per share of dividends distributed based on the income of previous years

Not applicable.

5. Inform, deducting the dividends already paid and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, separately, per share of each type and class

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

b. The method and term of payment of dividends and interest on shareholders' equity

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

c. Any restatement and interest on dividends and interest on shareholders' equity

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

d. Date of the statement of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled to receive them

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

6. If there has been a statement of dividends or interest on shareholders' equity based on the net income recorded in the semiannual balance sheets or shorter periods

a. Inform the amount of dividends or interest on shareholders' equity already declared

1. R$1,861,950,839.32, relative to the Monthly Interest on Shareholders' Equity, paid on the dates contained in the table of item b.1 below;
2. R$3,502,000,000.00 concerning the Supplementary Interest on Shareholders' Equity declared on December 16, 2020, to be paid on January 7, 2021;
3. R$184,018,865.43 relative to the Supplementary Interest on Shareholders' Equity resolved by the Board of Directors on February 3, 2021, to be paid on March 8, 2021.

b. Inform the date of the respective payments

1. See the following table with payments of gross monthly interest on shareholders' equity, with the amount of R$1,861,950,839.32:

Date of payment	Month of which it concerns	Amount per Share (R$)			
		Common (ON)		Preferred (PN)	
		Gross	Net	Gross	Net
February 3, 2020	January	0.017249826	0.014662352	0.018974809	0.016128588
March 2, 2020	February				
April 1st, 2020	March				
May 4, 2020	April				
June 1st, 2020	May				
July 1st, 2020	June				
August 3, 2020	July				
September 1st, 2020	August				
October 1st, 2020	September				
November 3, 2020	October				
December 1st, 2020	November				
January 4, 2021	December				

2. the amount relative to the Supplementary Interest on Shareholders' Equity, no in the amount of R$3,502,000,000.00, was paid on January 7, 2021;

3. the amount concerning the Supplementary Interest on Shareholders' Equity, totaling R$184,018,865,43, resolved by the Board of Directors on February 3, 2021, to be paid on March 8, 2021.

7. Provide a comparative table showing the following amounts per each type and class of share:

a. Net income for the year and of the three (3) previous years

Year	Amount in R$
2020	1.87
2019	2.56
2018	2.16
2017	1.66

Note: book net income per share from 2017 to 2019 was adjusted by the bonus stock process that occurred in March 2020 to allow comparability.

b. Dividends and interest on shareholders' equity distributed in the three (3) previous years

Year 2019	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity (paid from February 2019 to January 2020)	0.206998	0.227698	1,672,857,991.59	250,928,698.74	1,421,929,292.85
Intermediary Interest on Shareholders' Equity for the first semester (paid on July 15, 2019)	0.172536	0.189790	1,455,000,000.00	218,250,000.00	1,236,750,000.00
Supplementary Interest on Shareholders' Equity (paid on December 30, 2019)	0.503380	0.553718	4,245,000,000.00	636,750,000.00	3,608,250,000.00
Supplementary Dividends (paid on February 28, 2020)	0.058214	0.064035	490,918,326.17	0.00	490,918,326.17
Total accrued on December 31, 2019	**0.941128**	**1.035241**	**7,863,776,317.76**	**1,105,928,698.74**	**6,757,847,619.02**

Year 2018	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity (paid from February 2018 to January 2019)	0.206998	0.227698	1,421,595,772.74	213,239,365.91	1,208,356,406.83
Intermediary Interest on Shareholders' Equity for the first semester (paid on July 16, 2018)	0.172465	0.189712	1,212,000,000.00	181,800,000.00	1,030,200,000.00
Supplementary Interest on Shareholders' Equity (paid on March 8, 2019)	0.663821	0.730203	4,665,000,000.00	699,750,000.00	3,965,250,000.00
Total accrued on December 31, 2018	**1.043284**	**1.147613**	**7,298,595,772.74**	**1,094,789,365.91**	**6,203,806,406.83**

Year 2017	Per share (gross) - (R$)	Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net

Monthly Interest on Shareholders' Equity (paid from February 2017 to January 2018)	0.206998	0.227698	1,282,344,268.60	192,351,640.29	1,089,992,628.31
Intermediary Interest on Shareholders' Equity of the first semester (paid on July 17, 2017)	0.172494	0.189743	1,102,000,000.00	165,300,000.00	936,700,000.00
Supplementary Interest on Shareholders' Equity (paid on March 8, 2018)	0.754465	0.829911	4,820,000,000.00	723,000,000.00	4,097,000,000.00
Total accrued on December 31, 2017	**1.133957**	**1.247352**	**7,204,344,268.60**	**1,080,651,640.29**	**6,123,692,628.31**

8. In the event of allocation of income to the legal reserve

a. Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve was R$827,328,817.31

b. Explain in detail the method of calculation of the legal reserve

The allocation of a portion of the net income to the legal reserve is determined by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital.

Five percent (5%) of the net income for fiscal year 2020, in the amount of R$16,546,576,346.18, was allocated to the establishment of the legal reserve.

On December 31, 2020, the balance of the legal reserve was R$10,450,722,321.61, equivalent to approximately 13.21% of the paid-in capital of the Company on the same date.

9. If the Company owns preferred shares entitled to fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

b. Inform as to whether the income for the year is sufficient for full payment of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

c. Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

d. Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

10. In relation to the mandatory dividend

a. Describe the method of calculation provided in the Bylaws

The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follows:

"Article 26) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year, as permitted for the Board of Executive Officers, upon approval by the Board of Directors, to determine the preparation of other balance sheets, at shorter periods, including monthly ones.

Article 27) The Net Income, as defined in Article 191 of the Law No. 6,404/76 being noted, in each semester or annual balance sheet, in the following order:

I. constitution of the Legal Reserve;

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders' Meeting;

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to the interim dividends and/or the interest on shareholders' equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%)

of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of Article 202 of the mentioned Law No. 6,404/76.

Paragraph One *- The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, particularly semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.*

Paragraph Two *- The Board of Executive Officers may, also, subject to approval by the Board of Directors, authorize the distribution of income to shareholders as interest on shareholders' equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declarations of which are permitted by the foregoing paragraph or, further, in addition thereto.*

Paragraph Three *- Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), pursuant to Section III of the main provision of this Article."*

b. Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c. Inform the amount eventually withheld

The Company has no dividends withheld.

11. If the mandatory dividend is retained due to the Company's financial situation

a. Inform the amount withheld

There shall be no withholding of any amount relating to the mandatory dividend.

b. Describe, in detail, the financial situation of the Company, including aspects related to the analysis of liquidity, working capital and positive cash flows

There shall not be withholding of any amount relative to the mandatory dividend.

c. Justify the withholding of dividends

There shall not be withholding of any amount relative to the mandatory dividend.

12. If there is allocation of income to the reserve for contingencies

a. Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

b. Identify the loss that is considered probable and its cause

There is no proposal for the allocation of the net income to the reserve for contingencies.

c. Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve for contingencies.

d. Justify the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

13. If there is the allocation of income to the profit reserves to be realized

a. Inform the amount allocated to the profit reserves to be conducted

There is no proposal for the allocation of net income to the profit reserves to be conducted.

b. Inform the nature of unrealized income that originated the reserve

There is no proposal for the allocation of net income to the profit reserves to be conducted.

14. If there is an allocation of income to the statutory reserves

a. Describe the statutory clauses that establish the reserve

Pursuant to the legislation, Article 28 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved in a Shareholders' Meeting, when one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming at maintaining the operating margin compatible with the development of the Company's

operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital.

Should the Board of Executive Officers' proposal on the allocation to be given to net income for the year include a distribution of dividends and/or payment of interest on shareholders' equity in an amount greater than the mandatory dividend set forth in Article 27, item III, of the bylaws, and/or include the retention of income pursuant to Article 196 of Law No. 6,404/76 (as amended by Law No. 10,303/01), the net income balance for the purpose of establishing this reserve shall be determined after the full deduction of these allocations.

b. Identify the amount allocated to the reserve

The amount allocated to the reserve is R$10,171,277,824.12.

c. Describe how the amount was calculated

The amount of R$10,171,277,824.12 is the result of the Net Income allocation for the fiscal year, deducted from the Legal Reserve and from Interest on shareholders' equity paid to the shareholders, as shown below:

Description	Amount (R$)
Net Income for the fiscal year 2020	16,546,576,346.18
Legal Reserve	(827,328,817,31)
Interest on Shareholders' Equity Paid	(5,363,950,839.32)
Interest on Shareholders' Equity payable	(184,018,865.43)
Amount Allocated to the Statutory Reserves	**10,171,277,824.12**

15. If there is withholding of the income provided in the capital budget

a. Identify the amount withheld

There is no proposal for the withholding of income provided in the capital budget.

b. Provide a copy of the capital budget

There is no proposal for the withholding of income provided in the capital budget.

16. If there is an allocation of income for tax incentives

a. Inform the amount allocated to the reserve

There is no proposal allocation of net income to the tax incentive reserve.

b. Explain the nature of the allocation

There is no proposal for allocation of net income to the tax incentive reserve.

Information about the candidates appointed by the controlling shareholders to compose the Fiscal Council, in compliance with Items 12.5 to 12.6 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14.

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Ariovaldo Pereira**	**João Batista de Moraes**
b. date of birth:	July 16, 1952	September 13, 1957
c. occupation:	Accountant	Lawyer
d. Individual Taxpayer's ID (CPF):	437.244.508-34	863.025.078-04
e. elected office held:	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
f. election date:	March 10, 2020	
g. investiture date:	April 13, 2020	
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021.	
i. other positions held in the issuer	None	
j. elected by the controlling shareholder:	Yes	
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as they are members of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	
l. number of consecutive terms:	4	1
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company:	Bradespar S.A.	Bradespar S.A.
core business:	Management and participation company – Mineral Extraction	Management and participation company – Mineral Extraction
position:	Effective Member of the Fiscal Council	Effective Member of the Fiscal Council
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	Yes	Yes
company:	Elo Serviços S.A.	National Financial System Resource Council - CRSFN

core business:	Solutions/Payment Options. Participation in other companies Brand licensing	Body part of the structure of the Ministry of Economy
position:	Effective Member of the Fiscal Council	Alternate Member from 1.10.2016 to 1.10.2018 (representing the Brazilian Association of Consortium Administrators - ABAC - indicated by Bradesco Consórcios Ltda.)
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	No
company:	Elo Participações S.A.	-
core business:	Holding, Participation in other companies	-
position:	Effective Member of the Fiscal Council	-
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	-
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	

iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	0%

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Domingos Aparecido Maia**	**João Carlos de Oliveira**
b. date of birth:	March 31, 1952	June 28, 1952
c. occupation:	Accountant	Business Advisor
d. Individual Taxpayer's ID (CPF):	714.810.018-68	171.602.609-10
e. elected office held:	Effective Member of the Fiscal Council	Not applicable
f. election date:	March 10, 2020	Not applicable
g. investiture date:	April 13, 2020	Not applicable
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021	Not applicable
i. other positions held in the issuer	None	Not applicable
j. elected by the controlling shareholder:	Yes.	Not applicable
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as he is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Not applicable
l. number of consecutive terms:	15	He was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company:	-	Bradespar S.A.
core business:	-	Management and participation company – Mineral Extraction
position:	-	Effective Member of the Fiscal Council

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	-	Yes
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	

12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	He was not a member in the last year

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**José Maria Soares Nunes**	**Mário Luna**
b. date of birth:	April 11, 1958	February 6, 1958
c. occupation:	Accountant	Economist
d. Individual Taxpayer's ID (CPF):	001.666.878-20	666.963.808/68
e. elected office held:	Effective Member of the Fiscal Council	Not applicable
f. election date:	March 10, 2020	Not applicable
g. investiture date:	April 13, 2020	Not applicable
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021	Not applicable
i. other positions held in the issuer	None	Not applicable
j. elected by the controlling shareholder:	Yes	He is being appointed
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as he is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Not applicable
l. number of consecutive terms:	6	He was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company:	-	Bradespar S.A.
core business:	-	Management and participation company – Mineral Extraction
position:	-	Effective Member of the Fiscal Council – October, 2017 to April, 2018

if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	-	Yes
ii. indication of all management positions in other companies or organizations in the third sector	Does not hold management positions in other companies or third sector organizations.	
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	

12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	He was not a member in the last exercise

Information about the candidates appointed by the common shareholders to compose the Fiscal Council, not integrating the controlling block

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Ivanyra Maura de Medeiros Correia**	**Eduardo Badyr Donni**
b. date of birth:	October 23, 1967	September 19, 1962
c. occupation:	Engineer	Chemical Engineer
d. Individual Taxpayer's ID (CPF):	009.092.797-48	746.941.207-78
e. elected office held:	Effective Member of the Fiscal Council	Not applicable
f. election date:	March 10, 2021	Not applicable
g. investiture date:	April 13, 2020	Not applicable
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021	Not applicable
i. other positions held in the issuer	None	Not applicable
j. elected by the controlling shareholder:	No	Not applicable
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as she is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Not applicable
l. number of consecutive terms:	1	He was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company: **core business:**	• Zurich Seguros. Core business: Insurance Company.	• Member of the Board of Directors of Nortec

position:	Positions: Statutory Officer responsible by SUSEP (Superintendence of Private Insurance) of Zurich Minas Brasil Seguros, Zurich Brasil Capitalização and Zurich Previdência, Member of the Board of Directors of Zurich Resseguradora; • Penske Logistics. Core business: Supply chain services and solutions. Position: Administrative and Financial Officer, for Latin America and Asia; • FNAC. Core business: Retail/Bookstore. Position: Administrative and Financial Officer of Brazilian subsidiary; and • Bank of America. Core business: Banks. Position: Vice presidente of Latin America.	Química S.A., indicated by BNDESpar. • Member of the Superior Agribusiness Council in Federation of Industries of São Paulo State. • Member of the Governance, Integrity, Risks and Internal Controls Committee of CEMADEN, research agency of the Ministry of Science, Technology and Innovations. • Advisory Councilor of Tobasa Bioindustrial S.A. • Advisory Councilor of Brasol Soluções Solares. • Effective Member of the Fiscal Council of PreviBayer, Bayer Group's private pension company. • Statutory Officer and CFO of Covestro Polímeros • Officer of Corporate Management and Supply Chain for Latin America of Bayer MaterialScience
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	No
ii. indication of all management positions in other companies or organizations in the third sector	Serpro (Data Processing Federal Service) – Member of the Board of Directors, indicated by Ministry of Finance (independent member)	Not applicable
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	

iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	
12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	99%	He was not a member in the last year

Information about the candidates appointed by the preferred shareholders to compose the Fiscal Council, not integrating the controlling block

12.5. In relation to each of the managers and members of the fiscal council of the issuer, indicate, in a table:		
a. name:	**Cristiana Pereira**	**Ava Cohn**
b. date of birth:	February 14, 1971	October 2, 1964
c. occupation:	Economist	Business Administrator
d. Individual Taxpayer's ID (CPF):	120.701.098-79	090.196.928-10
e. elected office held:	Effective Member of the Fiscal Council	Not applicable
f. election date:	March 10, 2020	Not applicable
g. investiture date:	April 13, 2020	Not applicable
h. term of office:	of one (1) year, up until the Annual Shareholders' Meeting to be held in 2021	Not applicable
i. other positions held in the issuer	None	Not applicable
j. elected by the controlling shareholder:	No	Not applicable
k. if it is an independent member and, if so, what was the criterion used by the issuer to determine the independence:	Yes, as she is a member of the Fiscal Council, body with independent acting in relation to the Boards of Directors and Executive Officers, whose function, under the terms of current legislation, is to supervise the acts of the administrators and verify the compliance with their legal and statutory duties.	Not applicable
l. number of consecutive terms:	0	She was not a member in the last year
m. information on:		
i. main professional experiences during the last 5 years, indicating:		
company: **core business:**		• Partner of DAVOS, financial and investment services on

position:	• ACE Governance. Core Business: Advisory. Position: Partner; • CESAR, Innovation Institute of Recife. Core Business: Research Center. Position: Member of the Board of Directors. • B3 - Brasil, Bolsa e Balcão. Core Business: Stock Exchange. Position: Listing and Companies Relations Officer from 2010 to 2017.	private clients, February, 2019 to December, 2019; • Member of IBEF Woman Governance Committee. (Brazilian Institute of Financial Executives); • Mentor in the Small and Medium sized companies program, created during the pandemic in 2020, with the objective to support these enterprises.
if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect stake equal to or greater than 5% of the same class or type of security of the issuer	No	No
ii. indication of all management positions in other companies or organizations in the third sector	Not applicable	Not applicable
n. description of any of the following events that have occurred during the last 5 years:		
i. any criminal conviction	No criminal conviction	
ii. any conviction in an administrative proceeding with the CVM and the penalties applied	No conviction in an administrative proceeding with the CVM	
iii. any final and conclusive conviction at judicial or administrative level, which has suspended or disqualified the person to practice any professional or commercial activity	No final and conclusive conviction	

12.6 About each one of the persons that held as member of the Board of Directors or Council Fiscal in the last fiscal year, inform the percentage of participation in the meetings held by the respective bodies in the same period, that was held after taking office	100%	She was not a member in the last year

Items 12.7 to 12.10 of Attachment 24 of CVM Instruction No. 480/09, pursuant to the provisions of Attachment A of CVM Instruction No. 552/14, apply to all candidates appointed to compose the Fiscal Council, regardless of who appointed them:

12.7/8. Committees Composition
The appointed candidates are not members of any Issuer Committee

12.9. Existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:
There is no such relationship involving the appointed candidates.

b. (i) the issuer's managers and (ii) the managers of companies directly or indirectly controlled by the issuer:
None.

c. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:
None.

d. (i) the issuer's managers and (ii) the managers of the issuer's direct or indirect controlling companies;
There is no such relationship involving the appointed candidates.

12.10. Inform the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all the share capital: None.

Note: *According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:*

- *Are corporations privately held;*
- *They have a minority interest of less than 1%; and*
- *The Organization elects all members of their management bodies.*

b. direct or indirect controller of issuer:

The appointed candidates have no subordination, service provision or control relationship maintained with any direct or indirect controller of the issuer.

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons:

None.

13. Management Compensation

13.1 - Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers

a) Objectives of the policy or practice of compensation informing if the remuneration policy was formally approved, responsible body for its approval, approval date and, if the issuer disclose the policy, sites on the world wide web of computers where the document can be consult

In 2012, Bradesco amended its managers' remuneration policy, being approved by the Board of Directors in Special Meeting of February 6, 2012, in order to reflect the objectives established by CMN Resolution No. 3,921/10, which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders' Meeting as variable compensation. Its policy aims at:

- ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager's duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;
- providing alignment between compensation practices for the Management and the Organization's interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
- ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long-term.
- The Remuneration Policy is available on the website:

https://api.mziq.com/mzfilemanager/v2/d/80f2e993-0a30-421a-9470-a4d5c8ad5e9f/d7a30afd-355a-46ec-b899-81a9cac99213?origin=1

b) Composition of compensation, indicating:

i. description of the compensation elements and objectives of each one of them

a) Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criterion of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Management Pension Plan, whose amounts are shown in item 13.2, as post-employment benefits, which aims to ensure the commitment of managers to the present and future development of the Company's activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to Circular Letter CVM/SEP/No. 003/19, we are indicating in item 13.2, in the years 2019, 2018 and 2017, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b) Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders' Meeting in which they are elected and they cannot be lower, for each member in office, to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense representation and participation in the Company's profit sharing, or any other denomination.

c) Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his term of office, with the exception of a member which only receives compensation as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company's financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee's members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d) Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company's Board of Directors and also, as required by the Resolution No. 3,921/10, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in Bradesco Organization committees.

e) Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act in Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

ii. Regarding the last three fiscal years, what is the proportion of each element in the total compensation

The Management compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criterion of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2020	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	42.7%	37.3%	20.0%	100.0%
Board of Executive Officers	24.4%	23.8%	51.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2019	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	20.7%	42.8%	36.5%	100.0%
Board of Executive Officers	21.5%	42.0%	36.5%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2018	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	23.6%	30.5%	45.9%	100.0%
Board of Executive Officers	26.2%	28.0%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

(1) The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company's results;

(2) The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company's results; and

(3) The amounts corresponding to post-employment benefits are related to the Management pension plan.

iii. methodology for calculating and adjusting of each component of the compensation

Board of Directors and Board of Executive Officers

- **Fixed Compensation or Monthly Compensation:** monthly fixed compensations established for the period of the Manager's term.
- **Variable Compensation:** amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date to be defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

- **Overall amount:** includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1. **Bradesco Organization's Remuneration Committee:** proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers).

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

- size and result of the company comparing to its competitors;
- domestic and international economic conditions, taking into consideration the past, present and future scenarios;
- internal and external factors that may affect the Bradesco Organization's businesses (current and potential risks); and
- Bradesco Organization's Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC – Department of Research and Economic Studies, DC – Controllership Department, General Accounting Department and DCIR – Integrated Risk Control Department, besides other areas it deems appropriate.

2. **Board of Directors:** the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3. **Shareholders' Meeting**: it is incumbent on the Shareholders' Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the

compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee's compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee's member.

iv. reasons that justify the composition of compensation

The compensation structure of Bradesco´s Managers, composed by Fixed Compensation (Monthly Compensation) and Variable Compensation (multiple fixed compensations), in consonance with the guidelines established in its Managers´ Remuneration Policy, whom takes into consideration the requirements of CMN Resolution No. 3,921/10 and, additionally, the post-employment benefit in Supplementary Pension Plan, aim to align the managers interests with the Bradesco projects and results.

Besides, the composition of compensation and the post-employment benefit are based in the management alignment with the results and short, medium and long-term risks of the Company, as well as justifying themselves as a mean to maintain high quality managers and notorious knowledge in the Bradesco staffs.

v. existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c) main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization's effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of targets and goals for all areas, individually, for purposes of compensation, prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

- ROAE – Return on Equity (Adjusted);
- Overall Customer Satisfaction Index;
- Basel Ratio – Tier 1;
- Operating Efficiency Ratio (ER);
- Social and Environmental Dimension of Market Indexes; and
- Coverage Ratio.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers' functions, taking into account the areas for business, controls, and other supporting area.

For the assessment of areas, at least the following groups of indicators are considered:

a) main activity actions: are indicators that suggest the targets and goals of the main activities of the area;

b) actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c) actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

d) actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external clients; and

e) actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a) quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b) commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c) participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d) leadership team: evaluates the team management process;

e) planning: assesses the ability to plan the activities of their area in the medium and long-term;

f) overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g) applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d) how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i. uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii. part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

iii. the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e) how the remuneration policy or practice is in line with the issuer's short, medium and long-term interests

One of the guidelines of the Managers´ Remuneration Policy is ensuring that the practice of compensation is related to goals that value Bradesco Organization and the individual, not encouraging behaviors that increase the exposure to risks above the levels considered prudent in the strategies of short, medium and long-term adopted by the Bradesco Organization.

As a result, by means of the payment of the fixed compensation, Bradesco seeks, in the short-term, to align the interests of managers to its.

Aiming to encourage the alignment of medium-term interests, Bradesco can realize the payment of variable compensation to its managers, according to item 13.1.d.iii of the Reference Form, that will be deliberated after the verifying of the satisfaction of the specific indicators.

The payment of variable compensation will be realized upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company belonging of Bradesco control group), which are recorded and unavailable ("Restricted Shares"), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares detained by the Managers are subject to adjustments in case of a significant reduction of the Recurring Income made, or in the occurrence of negative financial result of the Company, during the deferral period.

In addition, the Management Pension Plan constitutes a form of ensuring their performance focused on business perpetuity and on long-term value generation for the Company. This process links the managers to a cautious management and in consonance with the long-term risks, leading to an increase in the amounts distributed to shareholders of the Company.

f) existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

g) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

h) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

I. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The governance structure responsible for managing and ensuring compliance with the Remuneration Policy is exercised by the following Bodies and their attributions:

- **Bradesco Organization's Remuneration Committee,** (i) analyzes the results of the performance evaluation, in order to propose the payment of Variable Compensation for resolution by the Board of Directors; (ii) proposes to the Board of Directors the Overall Amount of the compensation (Monthly Fee and Variable Compensation) to be distributed to the Managers of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Managers of each company of the Organization.
- **Board of Directors,** evaluates the proposals of the Remuneration Committee and resolve on them.

- **Shareholders' Meeting / Meeting of Quota holders,** approves the Overall Amount of the company's compensation.

II. **criteria and methodology used for the determination of individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.**

The guidelines established in the Remuneration Policy are in compliance with the legislation, rules and regulations that govern the subject, observing the following rules:

- to ensure the establishment of compensation practice for all Managers of the Organization, which includes the Members of the Board of Directors and Board of Executive Officers, maintaining the uniformity of compensation among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The compensation is distributed in fixed monthly installments;

- to ensure that the compensation practice is in accordance with the legislation, rules and regulations that govern the matter, and it is up to the Board of Directors and the relevant Management Bodies to determine the compensation of each of the manager, based on: i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) in the time devoted to their duties; (iii) professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;

- to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

- to ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, not encouraging behaviors that increase the exposure to risk above the levels considered prudent in the short, medium and long-term strategies adopted.

III. **how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.**

Annually.

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Total compensation planned for current fiscal year (2021) - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	10.00	88.00	5.00	103.00
No. of members paid	10.00	88.00	5.00	103.00
Fixed annual compensation	**25,247,250.00**	**156,628,132.50**	**1,323,000.00**	**183,198,382.50**
Salary or withdrawal	20,610,000.00	127,859,700.00	1,080,000.00	149,549,700.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	4,637,250.00	28,768,432.50	243,000.00	33,648,682.50
Description of other fixed compensation	Estimated value of the company's INSS			-
Variable compensation	**48,265,000.00**	**401,859,617.50**	-	**450,124,617.50**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	48,265,000.00	401,859,617.50	-	450,124,617.50
Description of other variable remuneration	From the total amount of the Variable, R$8,865,000.00 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$39,400,000.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	From the total amount of the Variable, R$73,810,950.15 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$328,048,667.35 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	-	-
Post-employment	**856,520.00**	**362,143,480.00**	-	**363,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**74,368,770.00**	**920,631,230.00**	**1,323,000.00**	**996,323,000.00**

Total compensation of the fiscal year on 12.31.2020 - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	9.67	90.25	5.00	104.92
No. of members paid	9.67	90.25	5.00	104.92
Fixed annual compensation	**28,248,500.00**	**164,558,782.50**	**1,323,000.00**	**194,130,282.50**
Salary or withdrawal	23,060,000.00	134,333,700.00	1,080,000.00	158,473,700.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	5,188,500.00	30,225,082.50	243,000.00	35,656,582.50
Description of other fixed compensation	INSS amount recorded in the Company's income			-
Variable compensation	**24,630,666.67**	**161,075,801.25**	-	**185,706,467.92**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	24,630,666.67	161,075,801.25	-	185,706,467.92
Description of other variable remuneration	From the total amount of the Variable, R$4,524,000.00 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$20,106,666.67 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	From the total amount of the Variable, R$29,585,351.25 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$131,490,450.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.		
Post-employment	**13,227,320.00**	**349,772,680.00**	-	**363,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**66,106,486.67**	**675,407,263.75**	**1,323,000.00**	**742,836,750.42**

Total compensation of the fiscal year on 12.31.2019 - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.83	94.08	5.00	106.91
No. of members paid	7.83	94.08	5.00	106.91
Fixed annual compensation	**43,769,250.00**	**169,010,738.75**	**1,323,000.00**	**214,102,988.75**
Salary or withdrawal	35,730,000.00	137,967,950.00	1,080,000.00	174,777,950.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	8,039,250.00	31,042,788.75	243,000.00	39,325,038.75
Description of other fixed compensation	INSS amount recorded in the Company's income			-
Variable compensation	**90,492,465.00**	**328,727,546.25**	-	**419,220,011.25**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	90,492,465.00	328,727,546.25	-	419,220,011.25
Description of other variable remuneration	From the total amount of the Variable, R$16,621,065.00 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$57,250,335.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	From the total amount of the Variable, R$60,378,528.90 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$268,349,017.35.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.		
Post-employment	**77,176,620.00**	**285,823,380.00**	-	**363,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**211,438,335.00**	**783,561,665.00**	**1,323,000.00**	**996,323,000.00**

Total compensation of the fiscal year on 12.31.2018 - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.67	91.92	5.00	104.59
No. of members paid	6.50	91.92	5.00	103.42
Fixed annual compensation	**23,501,625.00**	**171,393,746.89**	**1,323,000.00**	**196,218,371.89**
Salary or withdrawal	19,185,000.00	139,913,262.77	1,080,000.00	160,178,262.77
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	4,316,625.00	31,480,484.12	243,000.00	36,040,109.12
Description of other fixed compensation	INSS amount recorded in the Company's income			-
Variable compensation	**30,318,750.00**	**183,211,016.77**	-	**213,529,766.77**
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	30,318,750.00	183,211,016.77	-	213,529,766.77
Description of other variable remuneration	From the total amount of the Variable, R$5,568,750.00 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$24,750,000.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.	From the total amount of the Variable, R$33,651,003.08 refer to the estimated value of the social security contribution to the INSS. Of the remaining R$149,560,013.69 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net amount will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (PN Bradesco shares), and will become available in three (3) equal, annual and successive installments, the first installment expiring in the year subsequent to the date of payment.		
Post-employment	**45,582,750.00**	**299,417,250.00**	-	**345,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**99,403,125.00**	**654,022,013.66**	**1,323,000.00**	**754,748,138.66**

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a) **body** (see table in "d.ii" below)

b) **total number of members** (see table in "d.ii" below)

c) **number of remunerated members** (see table in "d.ii" below)

d) in relation to bonus:

i. minimum amount predicted in the compensation plan

Bradesco does not establish a minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total number of members	10	88	5	103
Number of remunerated members	10	88	5	103
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	48,265,000.00	401,859,617.50	-	450,124,617.50
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-

iii. amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the Overall performance of the Bradesco Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

iv. Amount effectively recognized in the result of the last three fiscal years

Total compensation of the fiscal year 2020 – annual amount				
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.67	90.25	5	104.92
Number of remunerated members	9.67	90.25	5	104.92
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	24,630,666.67	161,075,801.25	-	185,706,467.92
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-

Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2019 – annual amount

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.83	94.08	5.00	106.91
Number of remunerated members	7.83	94.08	5.00	106.91
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	90,492,465.00	328,727,546.25	-	419,220,011.25
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2018 – annual amount

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.67	91.92	5	104.59
Number of remunerated members	6.5	91.92	5	103.42
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	30,318,750.00	183,211,016.77	-	213,529,766.77
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

e) in relation to the profit sharing:

i. **minimum amount predicted in the compensation plan**

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. **maximum amount predicted in the compensation plan**

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii. **amount predicted in the compensation plan, in case the goals established were achieved**

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv. **amount effectively recognized in the result of the last three fiscal years**

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 - Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 - Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options

Bradesco has no plan based on shares (including share options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in Personal expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the current account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 - Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body

Body	Bradesco		Cidade de Deus	BBD Participações			Bradespar	
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred

Board of Directors	14,766,810	30,766,582	347,661,584	54,496,974	1,193,036	1,811,821	139,168	738,340
Board of Executive Officers	111,737	1,441,462	-	30,700,496	12,964,233	5,241,521	-	9
Fiscal Council	1,829	122,272	-	-	-	-	3,276	39,284

Base date: 12.31.2020

13.10 - Information on pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers

a) Body

See table 13.10

b) number of members

See table 13.10

c) number of remunerated members

See table 13.10

d) name of the Plan

Bradesco Organization's Pension Plan

e) number of managers that meet the conditions to retire

See table 13.10

f) conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant's individual account (contributions made by the company and the participant).

g) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i) if there is the possibility of early redemption and the conditions for that

There is a possibility of early redemption after a grace period of a full calendar year, counted from the first working day of January of the year following the contribution, subject to the rules governing the matter.

Table 13.10

Body (Item "a")	Total number of members (Items "b and c")				Item "e"	Item "g"	Item "h"
	Total number of members	Number of remunerated members	Retired	Assets		R$	R$
Board of Directors	9.67	9.67	7	3	-	214,015,400.27	13,227,320.00
Statutory Board of Executive Officers	90.25	90.25	4	85	-	681,652,996.46	349,772,680.00
Total	**99.92**	**99.92**	**11**	**88**	**-**	**895,668,396.73**	**363,000,000.00**

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Body	Board of Directors			Board of Executive Officers			Fiscal Council		
	12.31.2020	12.31.2019	12.31.2018	12.31.2020	12.31.2019	12.31.2018	12.31.2020	12.31.2019	12.31.2018
Total no. of members	9.67	7.83	7.67	90.25	94.08	91.92	5	5	5
No. of members paid	9.67	7.83	6.5	90.25	94.08	91.92	5	5	5
Highest compensation value (Reais)	9,457,500.00	33,804,240.00	27,684,000.00	26,140,400.00	30,659,720.00	21,948,390.00	264,600.00	264,600.00	264,600.00
Lowest compensation value (Reais)	2,964,500.00	21,127,650.00	4,225,625.00	2,977,700.00	3,528,475.00	3,436,270.00	264,600.00	264,600.00	264,600.00
Average compensation value (Reais))	6,836,244.74	27,003,618.77	15,292,798.46	7,483,736.99	8,328,074.16	7,115,121.99	264,600.00	264,600.00	264,600.00

Note

Board of Directors	
12.31.2020	The above amounts include social security contributions to INSS.
12.31.2019	The above amounts include social security contributions to INSS.
12.31.2018	The above amounts include social security contributions to INSS.
Board of Executive Officers	
12.31.2020	The above amounts include social security contributions to INSS.
12.31.2019	The above amounts include social security contributions to INSS.
12.31.2018	The above amounts include social security contributions to INSS.
Fiscal Council	
12.31.2020	The above amounts include social security contributions to INSS.
12.31.2019	The above amounts include social security contributions to INSS.
12.31.2018	The above amounts include social security contributions to INSS.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies

Body	2020	2019	2018
Board of Directors	80.0%	100.0%	100.0%
Statutory Board of Executive Officers	79.8%	80.7%	87.8%
Fiscal Council	0.0%	0.0%	0.0%

13.14 - Compensation of managers and Fiscal Council's members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.15 - Compensation of managers and Fiscal Council's members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer's subsidiaries

Fiscal Year 2020 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	41,538,500.00	-	-	**41,538,500.00**
Issuer's subsidiaries	59,792,100.00	-	-	**59,792,000,00**
.Companies under common control	-	-	-	-

Fiscal Year 2019 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer's subsidiaries	2,063,250.00	-	-	**2,063,250.00**
Companies under common control	-	-	-	-

Fiscal Year 2018 – amounts received that were recognized in the result of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer's subsidiaries	36,217,125.00	-	-	**36,217,125.00**
Companies under common control	-	-	-	-

13.16 - Other relevant information

None.

MANAGEMENT COMMENTS ON THE COMPANY

Pursuant Item 10 of the Reference Form
CVM Instruction No. 480, of 12.7.2009

SUMMARY

10.1 – General Financial and Equity Conditions 3

10.2 – Operating and Financial Income 23

10.3 – Events with Significant Effects (occurred and expected) on Financial Statements 25

10.4 – Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor's Opinion.. 27

10.5 - Critical Accounting Policies 27

10.6 – Material Items not shown in Financial Statements 30

10.7 – Comments on Material Items not shown in Financial Statements 31

10.8 – Business Plan 31

10.9 – Other Factors with Relevant Influence 32

10.1 – General Financial and Equity Conditions

Officers should comment:

a) general financial and equity conditions

We understand that we have all financial and asset conditions to ensure the compliance with our obligations, guaranteeing our business expansion in the short- and long-terms.

Our analysis is based on the information of the three last managerial financial statements closing the financial year, according to the following:

2020

In 2020, we are experiencing a period of great challenges and uncertainties arising from the COVID-19 pandemic. It is, according to the World Health Organization (WHO), the largest global pandemic of our time. We go through an unprecedented moment, a unique situation, in which the flow of new information is intense, and can change the reading of the scenario. The crisis did not originate in the financial system or was related to external geopolitical threats. It is an event that affects the lives of people in general, as well as the routine of companies and the financial market. In Brazil, we have a solid, robust financial system, which has contributed with various measures to mitigate and overcome the crisis. The scenario that developed for the Brazilian economy was very different to the one predicted at the beginning of 2020. Even though the Country has advanced structurally, it was not immune to a crisis of this magnitude. It is important that we move forward in actions to minimize the loss of human lives, firstly, and of the economy losses, with joint actions of the whole of society, workers, entrepreneurs, private sector and government, of which the responses, so far, have been appropriate.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate on August 2020, to 2,0% p.a., the National Monetary Council and the Federal Government approved, in special meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus.

The second half of 2020 was a period of recovery for the Brazilian economy. This process, highlighted in indicators related to production, demand, trust and generation of jobs, has been consistent, reflecting the adoption of stimuli of different kind. In some cases, recent data has pointed to levels even higher than those observed before the pandemic. At the same time, expectations for 2021 remain quite favorable, with the beginning of vaccination in Brazil and the resumption of the agenda of structural reforms.

The National Financial System continues working effectively and sustainably expanding the credit, both for families and for businesses, helping them to overcome the difficulties caused by the pandemic. The maintenance of the government expenses ceiling and public debt and the signaling, on the part of the authorities, of declining trajectories of government debt should actively contribute towards the gradual process of normalization of the monetary policy that is expected. In the environment returning to normality in the global economy, Brazil tends to be benefited by the reduced aversion to risk.

In the global scenario, the economic activity in the major economies has also recovered, despite the recent upsurge of the pandemic in some developed countries. This process of resumption should continue on course, favored by the beginning of the vaccination in several regions, political transition in the USA and by the continued expansion of the Chinese economy.

In 2020, we recorded a recurring net income of R$19.5 billion, reduction of 24.8% in comparison to 2019, reflecting the effects generated by the COVID-19 pandemic. It is worth highlighting that the income performance in the period was impacted, mainly by higher expenses with expanded ALL, due to the provision related to the adverse economic scenario made during 2020, which totaled R$9.1 billion (3Q20 – R$2.6 billion, 2Q20 – R$3.8 billion and 1Q20 – R$2.7 billion). At the end of December 2020, the total provision for the adverse economic scenario reached R$11.4

billion, emphasizing that our level of provisioning is based on statistical models that capture historical and prospective information, and in the experience of Management, reflecting our expectation of losses in different economic scenarios. It is important to highlight our good level of provisioning for loans overdue for more than 90 days, which reached the high mark of 403% in December 2020 and all the segments presented a reduction in the delinquency ratio of 90 days in comparison to 12 months.

Our profitability on average Shareholders' Equity reached 14.8% and the annualized return on average total assets was 1.2%. Highlight to our operating efficiency ratio (ER), which reached 46.3%, an improvement of 2.7 p.p. in comparison to the previous year, the best index of our historic series, reflecting the Management's actions to maintain a strong cost control mainly related to the reduction of operating expenses, which had a reduction of R$3.2 billion in 2020 (disregarding the provision for the adverse economic scenario of the Insurance Group), in addition to the growth of net interest income, even with the lower spreads.

Loan operations

Our capillarity allows us to offer loans or direct financing or in strategic partnerships with the various business chains, keeping the focus on improving the experience and serving clients in their real needs. We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. We are in full operational capability and the policy we have guides management's actions, constantly updated, is consistent with the economic reality. It is important to highlight that in 2020 we strengthened our operations, mainly of real estate financing, with the acquisition of BAC Florida Bank, which has a complete platform of banking products and investments in the United States, a differential in comparison to our main competitors.

Some of the highlighted lines:

Agribusiness: we are featured among the largest agribusiness financiers, offering solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;

Real Estate Financing: one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Below is the balance of the main portfolios:

- R$687.0 billion, on loan operations, in the expanded concept, which includes sureties, guarantees, letters of credit, anticipation of credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA) and investment funds in credit right (FIDCs);
- R$45.3 billion was the consolidated balance of allowance for loan losses, considering an additional provision of R$10.5 billion, calculated based on the models of provisioning, according on statistical models that capture historical, actuarial and prospective data; and Management's experience in order to reflect our expectation of losses in different economic scenarios;
- R$169.1 billion in operations intended to consumer financing – which represent a portion of 65% of loan operations to individuals, including the amount of R$69.7 billion in Payroll-Deductible Loans with 9.3 million active contracts;
- R$77.8 billion was the balance in the Real Estate Financing portfolio, whereby R$59.2 billion was intended for individuals and R$18.6 billion for companies, totaling 85,240 units financed in the year 2020, which represented an increase of 21.8% in comparison to 2019;
- R$22.3 billion in applications on agribusiness; and
- R$22.8 billion amounted to the balance of Onlending portfolios, with 123.379 agreements.

Funding and Resource Management

The resources captured and managed, in December 2020, totaled R$2.508 trillion, an evolution of 11.0% compared to the previous year.

- R$813.9 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase; an evolution 39.0% higher than the previous year. It is important to highlight the time deposit funding that increased R$144,698 million in the period;
- R$1.0 trillion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, with a 2.2% increase in the year;
- R$337.4 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
- R$284.6 billion in Technical Reserves for Insurance, Supplementary Pension Plans and Capitalization Bonds, up by 3.6% in the year; and
- R$49.9 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$9.6 billion.

At the end of 2020, the fair value of Bradesco reached R$226.8 billion, which is equivalent to 1.6 times the Shareholders' Equity. In relation to the year of 2019, it fell by 19.6%, a reflection of the adverse economic scenario caused by the pandemic.

2019

In 2019, important steps were taken concerning the agenda of structural reforms in Brazil, mainly through the pension reform. Issues such as the improvement of the business environment, reducing the complexity of taxation, the expansion of infrastructure and the quality of education are on the radar. Bradesco believes that addressing these issues will contribute to increase productive efficiency, in an environment in which the private sector will be the protagonist of the cycle of economic expansion that has already begun. At the same time, such advances will contribute to increase the competitiveness of the productive sector in the face of international competition that is increasingly intense.

Brazil is in a favorable position to sustain this cycle, which will be driven by consumption and investments. The financial conditions should remain favorable, reflecting credible economic policies and inflation rates without significant pressures, besides the improvement in perceptions of the agents regarding structural advances. Companies are deleveraged and have expanded access to sources of financing, such as the capital market. The commitment of family income and delinquency are at low levels. National entrepreneurship continues with high capability of adaptation and innovation.

Under this scenario, the national financial sector should be relevant and have a constructive role to ensure that the sustainable growth of the GDP continues over the next few years.

Maintaining the agenda of structural reforms is fundamental to face challenges in the international scenario. Advances and setbacks alternated in the global trade issue throughout 2019, increasing the volatility in the financial markets. However, the USA and China reached a first agreement at the beginning of this year, which contributed towards reducing the risks to global growth in the coming quarters. In this perspective, the cycle of monetary loosening in the major economies should be interrupted, even if they are not seen as movements of normalization of interest rates in predictable horizons.

With the recurring net income of 2019, we reached an annualized return on average equity (ROAE) of 20.6%. Income growth of 20.0% reflects the good performance of the operating income, driven by the good performance of the net interest income and lower expenses with Expanded ALL, and the positive performance of fee and commission income and insurance, pension plans and capitalization bonds results. Such factors offset the growth of operating expenses, whose development is mostly related from the variable expenses.


19.0%
20.6%
21,564
25,887
2018
2019
Recurring Net Income - R$ million
Annualized Return on Average Equity (ROAE) - %

Loan operations

Our policy guides management actions and is constantly updated and consistent with the economic reality. We are expanding and diversifying supply in various channels of distribution, especially in the digital means, complemented by the Branch Network and the Banking Correspondents. Our capillarity allows the achievement of loans and direct financing or in strategic partnerships with the various business chains.

Some of the highlighted lines:

Consumer Financing: includes a representative portion of the loan operations intended to Individuals, through personal loans, payroll-deductible loans, vehicle financing and credit card. Lines that encourage consumption and consequently stimulate increased economic activity;

For companies: working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises enable the growth of the economic activity and the creation of jobs;

Bradesco Corporate: leader in assets in Brazilian Market for large and medium-sized enterprises, with complete solutions for different needs and corporate sectors;

Agribusiness: we are featured among the largest agribusiness financiers, offering solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

Real Estate Financing: one of the most important in this market, we maintain the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers. In 2019, we maintained a leadership position in the ranking of real estate loans as the private Bank which granted more credit, according to the Brazilian Association of Real Estate Loans and Savings Companies - ABECIP; and

Onlendings: leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings.

Below is the balance of the main portfolios:

- R$605.0 billion, at the end of the year, on loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;
- R$36.8 billion was the consolidated balance of allowance for loan losses, considering an additional provision of R$6.9 billion, calculated based on the models of provisioning, according on statistical models that capture historical, actuarial and prospective data;
- R$160.0 billion in operations intended to consumer financing; which includes the amount of R$63.0 billion in Payroll-Deductible Loans with 9.0 million active contracts at the end of the fiscal year;
- R$61.2 billion was the balance in the Real Estate Financing portfolio, whereby R$44.3 billion was intended for Individuals and R$16.9 billion for Companies, totaling 219,251 units financed;
- R$14.1 billion in applications on agribusiness by the end of the fiscal year; and
- R$22.5 billion amounted to the balance of Onlending portfolios, with 196,017 agreements.

Funding and Resource Management

The resources captured and managed, in December 2019, totaled R$2.259 trillion, an evolution of 3.5% compared to the previous year.

- R$585.6 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;
- R$1.0 trillion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, with a 6.4% increase in the year;
- R$354.0 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
- R$274.8 billion in Technical Reserves for Insurance, Supplementary Pension Plans and Capitalization Bonds, up by 6.2% in the year; and
- R$45.9 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$11.4 billion.

In December 2019, our market value, considering the closing prices of the common and preferred shares, totaled R$282.1 billion, an increase of 16.3% in comparison to December 2018, representing 2.1 times the Shareholder's Equity of December 2019.

2018

The uncertainties of the economic agents increased volatility in the global and domestic financial markets in 2018. Themes such as commercial discussions, standardization of the US monetary policy and geopolitical risks were on the radar, affecting the prices of assets of emerging countries. Brazil, despite the good foundations of its external accounts, was influenced by this adverse international environment. Even though the annual expansion of the Brazilian economy has remained on a very close level to the one observed in 2017, the recovery was more disseminated, both sector and regional based.

Looking ahead, Brazil is in a cyclic position favorable to the faster growth pace, including more beneficial financial conditions. Inflation and interest at a lower level, unleveraged families and companies, low levels of delinquency ratios and space for the demand expansion, are favorable vectors for a more intense growth in 2019, which may be boosted at the recovery of the structural reform agenda, with positive impacts over the confidence of businessmen and consumers.

We evaluated that there are indicators to boost employment, income, credit and investments, as the maintenance of the credible and sustainable economic policies should avoid inflationary pressures originating from this recovery. It is fundamental, therefore, for Brazil to advance in its agenda, comprising macro and microeconomic aspects, preparing for an international environment that should remain challenging in the coming quarters.

The Recurring Net Income attributable to shareholders was R$21.6 billion in the fiscal year of 2018, equivalent to R$3.22 per share and equivalent to an annualized profitability of 19.0% over the average Shareholders' Equity. The return on Average Total Assets was 1.6% in the year. Shareholders' Equity amounted to R$121.1 billion and the total of the adjusted assets stood at R$1.386 trillion.

Loan operations

We continuously monitor the portfolios and keep our policy up to date and in line with the current economic situation. We are expanding and diversifying supply in various channels of distribution, especially digital media, complemented by the Branch Network and the Banking Correspondents. Our capillarity allows the achievement of loans and direct financing or in strategic partnerships with the various business chains.

The consumer credit is one of the modalities with larger representativity in the Bank's portfolio, contributing to the growth of many production chains among small, medium and large businesses. Highlighted in the portfolio are personal loans, payroll-deductible loans, real estate financing and credit cards.

The supply of working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises enables the growth of the economic activity and the consequent creation of jobs, thus creating a virtuous circle between investment credit and consumption credit.

Bradesco Corporate is highlighted as leader in assets in Brazilian Market for large and medium-sized enterprises, on the concept of expanded portfolio, with complete solutions for different sizes, needs and corporate sector.

Bradesco is also the largest private Bank in assets on agribusiness, with offering of solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country. Further information can be obtained at the bradescoagronegocio.com.br website.

Keeping the strong commitment to meeting the demands of the real estate sector, financing both the construction sector and the acquisition of real estates by the final borrowers, we improved, constantly, our procedures for granting loans for the different channels of origination to make them more agile and practical for the clients. We occupy a leading position in this operating segment.

We are one of the main distributing agents of BNDES funds and maintained this important position by reaching a total disbursement of R$5.5 billion, equivalent to 17.6% of the Market Share, maintaining a focus on releases to micro, small, and medium-sized enterprises, which absorbed R$4.9 billion, or 18.7% of the total amount disbursed.

Below is the balance of the main portfolios:

- R$531.6 billion, at the end of the year, on consolidated loan operations, in the expanded concept, which includes Sureties, Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Co-Obligations in Real Estate Receivable Certificates and Rural Credit;
- R$35.1 billion was the consolidated balance of allowance for loan losses, which includes an additional provision of R$6.9 billion, calculated based on the provisioning models, which are based on statistical models that capture historical, current and prospective information;
- R$130.4 billion in operations intended for consumption credit;
- R$50.9 billion in Payroll-Deductible Loans at the close of 2018, with 8,903,348 active contracts;
- R$61.3 billion in the Real Estate Financing portfolio, whereby R$38.284 billion was intended for Individuals and R$23.0 billion for Companies, totaling 192,659 units financed;
- R$20.3 billion in investments in agribusiness at the end of the fiscal year; and
- R$18.3 billion amounted to the balance of Onlending portfolios, with 189,655 contracts.

Funding and Resource Management

The resources funded and managed, in December 2018, totaled R$2.182 trillion, an evolution of 7.8% in comparison to the previous year. In total, the Bank manages 28.3 million account holders and 63.5 million savings accounts, with a balance of R$111.2 billion.

- R$624.8 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold under Agreements for Repurchase;
- R$940.5 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, an increase of 8.0% in the year;
- R$309.7 billion in the Exchange Portfolio, Borrowings and Onlendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds from Issuance of Securities in Brazil, and Subordinated Debt in Brazil;
- R$258.8 billion in Technical Provisions for Insurance, Supplementary Pension Plans and Capitalization Bonds, an increase of 4.9% in the year; and
- R$51.0 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and Onlendings Overseas, equivalent to US$13.2 billion.

In December 2018, our market value, considering the closing prices of the common and preferred shares, totaled R$242.6 billion, with an increase of 21.0% in comparison to December 2017, representing 2.0 times the Shareholders' Equity in December 2018.

The following are comments about our key indicators:

I) Basel Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

The composition of our Basel Ratio is shown below:

R$ million

Calculation Basis	Basel III Prudential Conglomerate			Variation			
	Dec20	Dec19	Dec18	Dec20 x Dec19		Dec19 x Dec18	
				R$	%	R$	%
Capital - PR	**135,724**	**125,275**	**117,940**	**10,449**	**8.3**	**7,335**	**6.2**
Tier I	118,282	100,832	90,322	17,450	17.3	10,510	11.6
Common equity	108,982	91,272	81,090	17,710	19.4	10,182	12.6
Shareholders' equity	143,703	133,723	121,121	9,980	7.5	12,602	10.4
Non-controlling interests / Other	164	106	170	58	54.4	(64)	(37.5)
Prudential adjustments as per CMN Resolution No. 4,192/13	(34,885)	(42,558)	(40,200)	7,673	(18.0)	(2,358)	5.9
Additional capital	9,300	9,560	9,232	(260)	(2.7)	328	3.6
Tier II	17,442	24,444	27,618	(7,002)	(28.6)	(3,174)	(11.5)
Subordinated debt (according to CMN Resolution No. 4,192/13)	16,274	21,324	22,417	(5,050)	(23.7)	(1,093)	(4.9)
Subordinated debt (prior to CMN Resolution No. 4,192/13)	1,168	3,119	5,201	(1,952)	(62.6)	(2,082)	(40.0)
Risk-weighted assets - RWA	**858,693**	**759,051**	**661,616**	**99,642**	**13.1**	**97,435**	**14.7**
Credit risk	779,589	680,908	598,058	98,681	14.5	82,850	13.9
Operational Risk	64,414	64,572	53,151	(158)	(0.2)	11,421	21.5
Market risk	14,691	13,571	10,407	1,119	8.2	3,164	30.4
Total Ratio	**15.8%**	**16.5%**	**17.8%**	**(0.7) p.p.**		**(1.3) p.p.**	
Tier I capital	13.8%	13.3%	13.7%	0.5 p.p.		(0.4) p.p.	
Common equity	12.7%	12.0%	12.3%	0.7 p.p.		(0.3) p.p.	
Additional capital	1.1%	1.3%	1.4%	(0.2) p.p.		(0.1) p.p.	
Tier II capital	2.0%	3.2%	4.2%	(1.2) p.p.		(1.0) p.p.	
Subordinated debt (according to CMN Resolution No. 4,192/13)	1.9%	2.8%	3.4%	(0.9) p.p.		(0.6) p.p.	
Subordinated debt (prior to CMN Resolution No. 4,192/13)	0.1%	0.4%	0.8%	(0.3) p.p.		(0.4) p.p.	

The reduction of the total ratio in the comparative between 2020 and 2019 is related to the lowest tier 2 ratio, resulting from the loss of eligibility of subordinate debts (gradual scaling according to the term of maturity) without consequent renewal/issuing. Now, tier 1 presented improvement, mainly due to the internal generation of capital (net income) and reduction of the prudential adjustments.

In 2019, the total Basel Ratio registered 16.5%, showing a reduction in relation to 2018, resulting mainly from the payment of R$8 billion of extraordinary dividends, which occurred in October 2019, and the prudential adjustments, impacted by the increase of the tax credits. These events were partially offset by the strong generation of capital (net income) and the reallocation of resources, via dividends, of the Insurance Group.

II) Operating Efficiency Ratio (ER) [(1)]

R$ million

ER Calculation Basis	2020	2019	2018	Variation			
				2020 x 2019		2019 x 2018	
				R$	%	R$	%
Personnel Expenses	20,188	21,767	19,986	(1,579)	(7.3)	1,781	8.9
Administrative Expenses	20,447	21,407	20,291	(960)	(4.5)	1,116	5.5
Other Operating Expense net of Income	5,788	5,852	6,609	(64)	(1.1)	(757)	(11.5)
Total (A)	**46,423**	**49,026**	**46,886**	**(2,603)**	**(5.3)**	**2,140**	**4.6**
Net Interest Income	63,128	58,756	55,756	4,372	7.4	3,000	5.4
Fee and Commission Income	32,747	33,606	32,614	(859)	(2.6)	992	3.0
Income from Insurance, Pension Plans and Capitalization Bonds	12,121	14,793	13,121	(2,672)	(18.1)	1,672	12.7
Equity in the Earnings (Losses) of Unconsolidated Companies	115	297	195	(182)	(61.3)	102	52.3
(-) Tax Expenses	(7,819)	(7,383)	(7,200)	(436)	5.9	(183)	2.5
Total (B)	**100,292**	**100,069**	**94,486**	**223**	**0.2**	**5,583**	**5.9**
Ratios - %	2020	2019	2018	Variation	
				2020 x 2019	2019 x 2018
New ER Calculation - A / B	**46.3**	**49.0**	**49.6**	**(2.7) p.p.**	**(0.6) p.p.**

(1) In order to improve our indicators, as of the first quarter of 2019, we changed the calculation methodology the ER, and for better comparability effect, we adjusted the index for previous periods.

The ER for 2020 showed an increase of 2.7 p.p. in comparison to 2019, a reflection of the Management's actions to maintain a strong cost control, mainly related to the reduction of operating expenses, and the growth of the net interest income, even with the lowest spreads resulting from the reduction of the Selic rate.

The improvement in the ratio in the comparison between 2019 and 2018 reflects the performance of net interest income, the income from insurance operations, pension plans and capitalization bonds, and the fee and commission income, which offset the growth of operating expenses, whose development is mostly arises from the variable expenses related to the performance of the results.

III) Main loan portfolio indicators

Delinquency Ratio > 90 days [(1)]


In %
6.1
5.2
4.5
4.2
4.2
4.1
4.3
3.7
4.5
3.1
1.9
1.9
5.1
4.8
4.7
4.4
4.3
4.3
4.3
4.4
4.8
4.5
3.4
3.1
4.4
3.9
3.6
3.5
3.3
3.2
3.6
3.3
3.7
3.0
2.3
2.2
2.0
1.7
1.5
1.5
1.0
0.8
1.9
0.8
1.2
0.5
0.7
0.7
Mar18
June
Sept
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Individuals
Total
Micro, Small and Medium-Sized Enterprises
Large Corporates

(1) Concept defined by the Central Bank of Brazil.

Even showing evolution in loan operations in the years 2020, 2019 and 2018, the delinquency ratio, including operations with delays exceeding 90 days of the total portfolio, maintained the downward trend observed during the periods.

It is important to highlight that due to the COVID-19 pandemic, actions were implemented to provide liquidity to clients in 2020, envisaging the correction of their cash flows during the current scenario, in addition to extensions granted in previous quarters and of the process of renegotiations, which demonstrated enormous effectiveness, thus allowing a consistent reduction of our portfolios in arrears in view of the write-offs made. Among the main measures, we highlight the flexibility of deadlines and fees, diversification of channels for purchases and development of the digital journeys, making them more intuitive for the client to reorganize their commitments. The Credit and Recovery policies are experiencing a new paradigm of analytics, adopting algorithms supported by transactional data and with decision "in real time", allowing the immediate reaction to the abrupt change in creditworthiness of clients imposed by the pandemic.

Coverage Ratios


Coverage Ratio
%
219.3 230.0 243.4 245.3 269.2 267.2 225.5 244.9 227.9 299.5 398.2 402.8
179.7 189.4 200.9 201.6 220.2 209.3 188.5 193.6 184.2 249.8 337.4 310.6
9.6 9.0 8.8 8.6 8.8 8.6 8.2 8.1 8.5 9.0 9.2 8.9
5.4 4.7 4.5 4.2 4.0 3.9 4.1 3.8 4.2 3.2 2.7 2.8
Mar18 June18 Sept18 Dec18 Mar19 June Sept Dec Mar20 June Sept Dec
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days


Provision and Overdue Portfolio
R$ million
35,763 35,240 35,237 35,084 36,987 36,860 36,142 36,796 40,466 43,209 44,894 45,339
6,899 6,903 6,910 6,903 6,899 6,899 6,899 6,901 9,365 12,014 10,370 10,519
12,365 12,905 13,528 14,081 16,428 16,049 14,407 15,404 14,541 18,290 23,378 22,775
16,499 15,432 14,799 14,100 13,661 13,912 14,835 14,491 16,560 12,905 11,145 12,044
Mar18 June Sept Dec18 Mar19 June Sept Dec Mar20 June Sept Dec
Specific
Generic
Complementary

In 2020, our internal studies, which are based on statistical models that capture historical and prospective information and reflect our expectation of losses in different economic scenarios as well as the experience of Management, indicated the need to strengthen our provisions related to the adverse economic scenario, in the amount of R$9.1 billion (3Q20 – R$2.6 billion, 2Q20 – R$3.8 billion and 1Q20 – R$2.7 billion). These factors, together with the reduction in delinquency, as mentioned previously in the analysis of the delinquency indicators, benefited our coverage ratio, which increased by 157.9 p.p. in relation to 2019, and 157.5 p.p. in relation to 2018.

b) capital structure

As shown in tables below, we understand that the current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for operations is from third-party capital.

R$ billion

Capital Structure	Dec20	Dec19	Dec18
Capital Share	**79.1**	**75.1**	**67.1**

In thousands

Number of Shares (1)	Dec20	Dec19	Dec18
Common	4,435,107	4,031,915	3,359,929
Preferred	4,435,106	4,031,915	3,359,929
Total	**8,870,213**	**8,063,830**	**6,719,858**
Treasury Stocks (ON - Common)	7,307	6,643	5,536
Treasury Stocks (PN - Preferred)	27,379	24,890	20,741
Subtotal – Outstanding shares	**8,835,527**	**8,032,297**	**6,693,581**

(1) Considers the bonuses that occurred in each period due to the capital increase.

R$ million

	Dec20	% on total liabilities	Dec19	% on total liabilities	Dec18	% on total liabilities
Shareholders' equity of the controlling shareholders	143,703	8.7%	133,723	9.5%	121,121	8.7%
Third-Party Capital (1)	1,501,101	91.3%	1,275,582	90.5%	1,264,889	91.3%
Total liabilities	**1,644,804**	**100.0%**	**1,409,305**	**100.0%**	**1,386,010**	**100.0%**

(1) Total liabilities excluding Shareholders' Equity.

Over the last three years, our average proportion of capital held by third parties was 91.0%, which is seen as a normal level for institutions in the financial intermediation business.

c) *capacity to pay financial commitments*

We understand that the operations stated in the balance sheet at the periods stated below, evidence that we have a comfortable liquidity margin to comply with our short-term liabilities. It is worth mentioning that Bradesco's asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the clients and meet its own needs of working capital for investment.

Consolidated Managerial Balance Sheet by time limits

R$ million

Balance Sheet	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets						
Cash and due from banks	23,598	-	-	-	-	23,598
Financial instruments	859,309	151,245	85,996	429,815	-	1,526,365
Interbank investments	168,190	14,028	2,915	5,454	-	190,587
Compulsory deposits with the Brazilian Central Bank	83,697	62	-	-	-	83,759
Securities	505,548	17,508	12,208	132,458	-	667,722
Derivative Financial instruments	5,555	3,615	967	15,608	-	25,745
Loans	29,663	90,369	65,326	260,652	-	446,010
Other financial instruments	66,656	25,663	4,580	15,643	-	112,542
Leases	100	447	466	1,633	-	2,646
Provision for Expected Credit Loss Associated with Credit Risk	(9,594)	(7,527)	(6,024)	(22,194)	-	(45,339)
Loans	(8,238)	(6,312)	(5,763)	(22,045)	-	(42,358)
Leases	(5)	(9)	(11)	(45)	-	(70)
Other receivables	(1,351)	(1,206)	(250)	(104)	-	(2,911)
Deferred tax assets	567	8,271	7,512	69,384	-	85,734
Investments in associates and Jointly Controlled Entities	-	-	-	-	1,786	1,786
Premises and equipment	202	1,002	1,202	6,704	832	9,942
Intangible Assets	531	2,643	3,176	9,566	194	16,110
Other assets	12,592	2,671	2,726	9,594	-	27,583
Impairment of Assets	(3,621)	-	-	-	-	(3,621)
Total on December 31, 2020	883,684	158,752	95,054	504,502	2,812	1,644,804
Total on December 31, 2019	781,700	128,504	85,193	410,683	3,224	1,409,305
Total on December 31, 2018	851,700	123,058	59,469	348,772	3,011	1,386,010

Balance Sheet	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Liabilities						
Deposits and Other Financial Instruments	532,924	112,024	100,064	383,124	9,390	1,137,526
Deposits from banks	266,953	18,320	9,945	19,608	-	314,826
Deposits from customers	206,692	50,514	54,378	237,340	-	548,924
Securities issued	2,462	33,338	34,366	74,851	-	145,017
Subordinated debt	8,307	23	384	35,142	9,390	53,246
Derivative financial instruments	4,173	1,064	938	11,233	-	17,408
Other liabilities	44,337	8,765	53	4,950	-	58,105
Provision	254,453	1,146	1,468	64,361	-	321,428
Insurance technical provisions and pension plans	243,485	-	-	41,121	-	284,606
Other reserves	10,968	1,146	1,468	23,240	-	36,822
Deferred income tax	76	12	27	7,878	-	7,993
Other liabilities	29,314	819	(29)	2,354	-	32,458
Total liabilities						
Shareholders' Equity Attributed to Controlling Shareholders	-	-	-	-	143,703	143,703
Non-controlling interest	-	-	-	-	1,696	1,696
Shareholders' Equity Total	-	-	-	-	145,399	145,399
Total on December 31, 2020	816,767	114,001	101,530	457,717	154,789	1,644,804
Total on December 31, 2019	710,742	87,837	98,737	366,892	145,096	1,409,305
Total on December 31, 2018	751,034	71,967	98,374	332,493	132,142	1,386,010
Net assets on December 31, 2020 YTD	66,917	44,751	(6,476)	46,785	-	-
Net assets on December 31, 2019 YTD	70,958	111,625	98,081	141,871	-	-
Net assets on December 31, 2018 YTD	100,666	151,757	112,852	129,131	-	-

d) financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three fiscal years:

R$ million

Funding vs. Investments	Dec20	Dec19	Dec18	Vertical Analysis %			Horizontal Analysis			
				Dec20	Dec19	Dec18	Dec20 x Dec19		Dec19 x Dec18	
							R$	%	R$	%
Demand Deposits + Sundry Floating	56,307	41,413	36,777	7.7	7.4	6.9	14,894	36.0	4,636	12.6
Savings Deposits	136,698	114,178	111,171	18.7	20.3	20.9	22,520	19.7	3,007	2.7
Time Deposits + Debentures	370,061	217,073	204,818	50.5	38.6	38.6	152,988	70.5	12,255	6.0
Funds from Financial Bills	134,356	167,367	143,628	18.3	29.8	27.0	(33,011)	(19.7)	23,739	16.5
Customer Funds [(1)]	**697,422**	**540,031**	**496,394**	**95.2**	**96.0**	**93.5**	**157,391**	**29.1**	**43,637**	**8.8**
(-) Reserve Requirements	(83,758)	(90,622)	(87,597)	(11.4)	(16.1)	(16.5)	6,864	(7.6)	(3,025)	3.5
(-) Available Funds (Brazil)	(18,019)	(15,156)	(14,987)	(2.5)	(2.7)	(2.8)	(2,863)	18.9	(169)	1.1
Customer Funds Net of Reserve Requirements	**595,645**	**434,253**	**393,810**	**81.3**	**77.2**	**74.2**	**161,392**	**37.2**	**40,443**	**10.3**
Borrowing and Onlending	49,808	53,966	56,659	6.8	9.6	10.7	(4,158)	(7.7)	(2,693)	(4.8)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	87,431	74,286	80,624	11.9	13.2	15.2	13,145	17.7	(6,338)	(7.9)
Total Funding (A)	**732,885**	**562,505**	**531,092**	**100.0**	**100.0**	**100.0**	**170,380**	**30.3**	**31,413**	**5.9**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**606,732**	**544,814**	**458,744**	**82.8**	**96.9**	**86.4**	**61,918**	**11.4**	**86,070**	**18.8**
B / A	**82.8%**	**96.9%**	**86.4%**	-	-	-	**(14.1) p.p.**		**10.5 p.p.**	

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repo operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This efficiency is a result of significant capillarity, the broad diversity of products offered, and the market's confidence in the Bradesco brand and the important presence in the client's sector.

Note that the percentage of funds used has shown comfortable margins in the periods, demonstrating that we met the demands for loaning funds mainly through our own funding.

In December 2020, Bradesco issued its first bond based on sustainability criteria (green bond). The acquisition of R$1.2 billion will fund projects and assets that support the transition toward a less carbon-intensive economy.

On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates 2.85% and 3.20% p.a., respectively.

Deposits

In 2020, the deposits correspond to 74.8% of our total primary funding sources, which consist in time deposits and savings accounts with interest, demand deposits, on which no interest is levied, both expressed in Brazilian *Reais*, and interbank deposits.

In the comparative between the balances of December 2020, 2019 and 2018, deposits showed evolution, due to new business opportunities that were offered to clients, due to interest rate fluctuations during this period and by the uncertainties generated by the pandemic, in addition to increasing the client base. Highlight for growth of the time deposit that grew 67.8% in the comparison with 2019.

Funds from financial bills

In the comparison between the years 2020 and 2019, the balance of financial bills reduced 19.7% as a result of the drop in the balance of financial bills, in the amount of R$38,816 million.

The increase in the resources from the issuing of securities-financial bills, in the comparison between the balances of December 2019 and 2018, mainly due to the evolution of the financial bills, which grew 15.9%. We also emphasize that starting from 2018 we raised securities from secured real estate, which are secured by the real estate financing portfolio, in accordance with the requirements established by BACEN Resolution No. 4,598/17. In the

comparison between the balances of December 2019 and 2018, these funding operations presented an increase of R$5,064 million.

Borrowing and Onlending

As of December 2020, the balance of borrowing and onlending decreased in relation to the December 2019 balance, due to an exchange rate variation that increased 28.9% in the period and impacted the balances of funds raised abroad.

In the comparison between December 2019 and 2018, the reduction shown refers to lower volume of funds raised by borrowing and onlending in the Country, mainly by means of Finame operations.

Subordinated Debt

The variations presented in the balances of December 2020, 2019 and 2018 in the subordinate debts, reflect the issuing / maturities of debts in the periods.

e) financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are:

- demand deposits, savings and time deposits, as well as interfinancial deposits; and
- securities sold under agreements to repurchase, borrowings and onlendings, funds from issuance of securities and subordinated debts, part of them expressed in foreign currencies.

Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds.

From the implementation of the New Brazilian Payment System in April 2002, the Central Bank of Brazil has offered a credit line from the portfolio of government securities issued by the National Treasury to provide liquidity to financial institutions, which is defined as re-discount (or "Redesconto"). This line can be used in the "intra-day" condition, or for a longer term negotiated with the Central Bank of Brazil, which discloses the differentiated prices for the acceptance of these securities as collateral.

There is also a traditional re-discount line, where financial institutions offer assets represented by loan operations or illiquid securities. In this case, the institution will open formal proceedings with the Central Bank of Brazil, presenting the reasons for the request, projected cash flow, liquidity recovery plan, as well as detailing the assets to be re-discounted and the proposed payment flow to the Central Bank of Brazil.

The Central Bank of Brazil, upon analysis, will decide whether or not to release the liquidity line, costs, and other measures deemed necessary.

Bradesco has never used these liquidity resources.

As a result of the COVID-19 pandemic, the CMN amended Resolution No. 4,786/20, which authorizes the Central Bank of Brazil to temporarily grant loans to financial institutions through the LTEL, regulated by Circular No. 3,994/20 and Circular Letter No. 4,019/20. With the LTEL, the Central Bank of Brazil seeks to provide liquidity to the secondary market for corporate debt affected by the turmoil in the financial markets.

According to Resolution No. 4,786/20, and Circular No. 3,994/20, loans through the LTEL will be available until April 30, 2020 and can be purchased for a period of up to 125 business days, allowing, at the discretion of the Central Bank of Brazil, an extension of up to 125 business days, observing the total maximum of 359 consecutive days. These

loans are subject to daily charges corresponding to the application, on the debtor balance, of 0.10% p.a. of the percentage of increase of the Selic rate.

Additionally, the guidelines establish the assets that can be used as collateral for the loan through the LTEL, which are: (i) debentures acquired in the secondary market, which should integrate the asset of the purchasing financial institution, observing the characteristics and limits of the debentures, in accordance with the guidelines; (ii) compulsory reserves maintained in bank reserve accounts, in the minimum amount of the total of the transactions. Moreover, Circular No. 3,994/20 also provides for the guarantee to be recomposed and the use of resources from financial events of assets that guarantee the payment of the loans.

Finally, lending under the LTEL is dependent upon authorization of the Officer of Monetary Policy of the Central Bank of Brazil.

f) indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions.

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows: (i) Regulatory Equity consistent with the risks of its activity; (ii) fixed assets, which limits to 50% of the Regulatory Equity amount the total funds invested in Permanent Assets; (iii) exposure by client, which sets forth the maximum limit of 25% of the amount of Regulatory Equity of exposure by client; (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Regulatory Equity amount; and (v) minimum limits of realized capital and shareholders' equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives; and (ii) acquiring real estate not intended for own use.

g) limits of contracted financing and percentages already used

There are no limits of contracted financing.

h) significant changes to each item of financial statements

We understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion.

We present below comments on the items we believe are important and relevant, stated in the Balance Sheet and Statement of Recurring Income.

Consolidated Managerial Balance Sheet Adjusted

In order to gradually reduce the asymmetry of the disclosure of financial statements between the accounting standard set forth in COSIF in connection with international standards (IFRS), the Central Bank of Brazil, through CMN Resolution No. 4,720/19, regulated new procedures for preparation and disclosure of financial statements and, through Circular No. 3,959/19, established the guidelines that will be applied from January 1, 2020. Among the main changes implemented were those listed below: the new structure and Balance Sheet accounts that are presented in order of liquidity and collectability. For the best effect of comparability, the periods 2019 and 2018 were adjusted and the following information already contemplates the appropriateness of the related circular.

In relation to significant changes in consolidated managerial balance sheet adjusted items, the table below compares the most significant events in 2020, 2019 and 2018.

R$ million

	Dec20	Dec19	Dec18	Vertical Analysis - %			Horizontal Analysis			
				Dec20	Dec19	Dec18	Dec20 x Dec19		Dec19 x Dec18	
							R$	%	R$	%
Assets										
Cash and due from banks	23,598	19,202	19,869	1.4	1.4	1.4	4,396	22.9	(667)	(3.4)
Financial instruments	1,526,365	1,302,835	1,291,836	92.8	92.4	93.2	223,530	17.2	10,999	0.9
Interbank investments	190,587	58,214	104,044	11.6	4.1	7.5	132,373	227.4	(45,830)	(44.0)
Compulsory deposits with the Brazilian Central Bank	83,759	90,622	87,597	5.1	6.4	6.3	(6,863)	(7.6)	3,025	3.5
Securities	667,722	643,275	643,925	40.6	45.6	46.5	24,447	3.8	(650)	(0.1)
Derivative Financial instruments	25,745	14,229	14,576	1.6	1.0	1.1	11,516	80.9	(347)	(2.4)
Loans	446,010	376,681	342,377	27.1	26.7	24.7	69,329	18.4	34,304	10.0
Other financial instruments	112,542	119,814	99,317	6.8	8.5	7.2	(7,272)	(6.1)	20,497	20.6
Leases	2,646	2,857	2,090	0.2	0.2	0.2	(211)	(7.4)	767	36.7
Provision for Expected Credit Loss Associated with Credit Risk	(45,339)	(36,796)	(35,084)	(2.8)	(2.6)	(2.5)	(8,543)	23.2	(1,712)	4.9
Loans	(42,358)	(33,562)	(32,935)	(2.6)	(2.4)	(2.4)	(8,796)	26.2	(627)	1.9
Leases	(70)	(160)	(129)	(0.0)	(0.0)	(0.0)	90	(56.3)	(31)	24.0
Other receivables	(2,911)	(3,074)	(2,020)	(0.2)	(0.2)	(0.1)	163	(5.3)	(1,054)	52.2
Deferred tax assets	85,734	68,088	54,617	5.2	4.8	3.9	17,646	25.9	13,471	24.7
Investments in associates and Jointly Controlled Entities	1,786	1,952	1,972	0.1	0.1	0.1	(166)	(8.5)	(20)	(1.0)
Premises and equipment	21,838	20,688	18,317	1.3	1.5	1.3	1,150	5.6	2,371	12.9
Intangible Assets	40,471	36,705	37,066	2.5	2.6	2.7	3,766	10.3	(361)	(1.0)
Depreciation and Amortization	(36,257)	(31,748)	(28,297)	(2.2)	(2.3)	(2.0)	(4,509)	14.2	(3,451)	12.2
Premises and equipment	(11,896)	(10,527)	(9,940)	(0.7)	(0.7)	(0.7)	(1,369)	13.0	(587)	5.9
Intangible Assets	(24,361)	(21,221)	(18,357)	(1.5)	(1.5)	(1.3)	(3,140)	14.8	(2,864)	15.6
Other assets	27,583	27,483	25,426	1.7	2.0	1.8	100	0.4	2,057	8.1
Impairment of Assets	(3,621)	(1,961)	(1,802)	(0.2)	(0.1)	(0.1)	(1,660)	84.7	(159)	8.8
Total	1,644,804	1,409,305	1,386,010	100.0	100.0	100.0	235,499	16.7	23,295	1.7

Liabilities										
Deposits and Other Financial Instruments	1,137,526	925,321	941,968	69.2	65.7	68.0	212,205	22.9	(16,647)	(1.8)
Deposits from banks	314,826	272,794	340,292	19.1	19.4	24.6	42,032	15.4	(67,498)	(19.8)
Deposits from customers	548,924	366,795	341,142	33.4	26.0	24.6	182,129	49.7	25,653	7.5
Securities issued	145,017	170,743	147,721	8.8	12.1	10.7	(25,726)	(15.1)	23,022	15.6
Subordinated debt	53,246	49,314	53,643	3.2	3.5	3.9	3,932	8.0	(4,329)	(8.1)
Derivative financial instruments	17,408	13,826	15,993	1.1	1.0	1.2	3,582	25.9	(2,167)	(13.5)
Other liabilities	58,105	51,849	43,177	3.5	3.7	3.1	6,256	12.1	8,672	20.1
Provision	321,428	312,280	289,137	19.5	22.2	20.9	9,148	2.9	23,143	8.0
Insurance technical provisions and pension plans	284,606	274,765	258,755	17.3	19.5	18.7	9,841	3.6	16,010	6.2
Other reserves	36,822	37,515	30,382	2.2	2.7	2.2	(693)	(1.8)	7,133	23.5
Deferred income tax	7,993	8,107	4,155	0.5	0.6	0.3	(114)	(1.4)	3,952	95.1
Other liabilities	32,458	28,062	27,863	2.0	2.0	2.0	4,396	15.7	199	0.7
Total liabilities	1,499,405	1,273,770	1,263,123	91.2	90.4	91.1	225,635	17.7	10,647	0.8
Shareholders' Equity										
Shareholders' Equity Attributed to Controlling Shareholders	143,703	133,723	121,121	8.7	9.5	8.7	9,980	7.5	12,602	10.4
Non-controlling interest	1,696	1,812	1,766	0.1	0.1	0.1	(116)	(6.4)	46	2.6
Shareholders' Equity Total	145,399	135,535	122,887	8.8	9.6	8.9	9,864	7.3	12,648	10.3
Total	1,644,804	1,409,305	1,386,010	100.0	100.0	100.0	235,499	16.7	23,295	1.7

In December 2020, total assets reached R$1.645 trillion, an evolution of 16.7% in relation to December 2019. This increase reflected the growth of the lines of short-term interbank investments, securities and loan operations, which together represent 79.3% of total assets.

Interbank investments presented a growth between the balances of December 2020 and 2019 resulting from the investments of treasury bonds and National Treasury bills, with own resources and financial treasury bills in the financed position.

The securities portfolio presented growth between the balances of December 2020 and 2019 from the increase of public securities for negotiation and private securities available for sale.

The loan operations showed a positive performance in the comparison between the balances of December 2020, 2019 and 2018. In all comparative periods, in the loans allocated to Individuals, we highlight the growth of

operations related to consumer finance (personal loans, payroll-deductible loans, vehicles and credit card) and real estate financing. In Companies, the highlight is for working capital, foreign trade financing and CDC/ Leasing operations.

The technical reserves for insurance, pension plans and capitalization bonds showed growth, in the comparison between the balances for 2020, 2019 and 2018, mainly due to the higher allowance for the segments of "Life and Pension" and "Health". It should be noted our market share in the technical provisions for insurance, pension plans and capitalization bonds that in 2020 was 23.6% (November data).

The main sources of funding (funds from financial institutions and clients – deposits, funds from the issuing of bonds and subordinate debts), were discussed in item 10.1 d).

Statement of Recurring Income

During the periods, certain non-recurring events were recorded in our financial statements in order to allow a better understanding, comparability and analysis of our performance, we have adjusted our statement of income after excluding such events, thus resulting in what we refer to as statement of recurring income.

R$ million

	2020	2019	2018
Net Income – Recurrent	**19,458**	**25,887**	**21,564**
Non-Recurring Events (net of tax purposes)	**(2,912)**	**(3,305)**	**(2,479)**
- Tax Credit	-	6,403	-
- Contingent Liabilities (1)	(353)	(3,524)	(158)
- Expanded (ALL) (2)	-	(2,468)	-
- Impairment of Non-Financial Assets (3)	(574)	(1,080)	(514)
- Goodwill Amortization (Gross)	(1,446)	(1,545)	(1,976)
- Voluntary Severance Program 2019 - PDV	-	(1,091)	-
- Provision for Restructuring (4)	(540)	-	-
- Other	-	-	169
Book Net Income	**16,546**	**22,582**	**19,085**

(1) In 2020, it was composed of civil provisions and in 2019 and 2018, it was composed of civil and labor provisions;
(2) It refers to the aggravation of the rating and improvement of the criterion of measurement of provision for guarantees – guarantees and sureties;
(3) In 2020, it included impairment of goodwill, intangible assets and systems/hardware. In 2019, it was mainly composed by impairment of investments, of assets related to the acquisition of the right for the provision of financial services (payrolls) and of systems/hardware. In 2018, it was composed of impairment of software, goodwill; real estate and hardware/equipment; and
(4) Related to restructuring, mainly, in the branch network.

We present below the financial information for the fiscal years 2020, 2019 and 2018. It should be noted that as a result of the internal improvement of the results assessments process, as of the first quarter of 2019, we shall hold new managerial allocations in the recurring income statement and changes in the breakdown of the net interest income. The performance analysis by the Management, as well as the information provided to the market, now contemplate the adjustments below:

In the **Net Interest Income** analysis, the "Interest Earning Portion" and "Non-Interest Earning Portion" installments are now analyzed in a unique way, allocated in "Client Portion" and "Market Portion". The insurance portion (financial income of the operation) started to be shown along with the "Income from Insurance, Pension Plans and Capitalization Bonds" in the recurring income statement.

In addition to the breakdown of the Net Interest Income adjustments, we made other reclassifications from **Other Operating Income/Expenses**, according to the following:

- **Net Interest Income:** was considered the expenses related to the acquisition of right on services provided to clients, such as amortization of the payroll and the expenses with monetary restatement of contingent liabilities;
- **ALL expenses:** which now includes other expenses related to loan losses; and
- **Fee and Commission Income:** which now contains other income related to the commercialization of the consortium products.

For best effect of comparability, the period of 2018 was reclassified and the following information already includes the managerial relocations mentioned:

R$ million

Recurring Statement of Income – Consolidated	2020	2019	2018	Vertical Analysis %			Horizontal Analysis			
				2020	2019	2018	2020 x 2019		2019 x 2018	
							R$	%	R$	%
Net Interest Income	**63,128**	**58,756**	**55,756**	**100.0**	**100.0**	**100.0**	**4,372**	**7.4**	**3,000**	**5.4**
- Client Portion	52,140	49,631	46,729	82.6	84.5	83.8	2,509	5.1	2,902	6.2
- Market Portion	10,988	9,125	9,027	17.4	15.5	16.2	1,863	20.4	98	1.1
Expanded ALL	**(25,754)**	**(14,408)**	**(14,755)**	**(40.8)**	**(24.5)**	**(26.5)**	**(11,346)**	**78.7**	**347**	**(2.4)**
ALL Expenses	(25,796)	(19,785)	(18,320)	(40.9)	(33.7)	(32.9)	(6,011)	30.4	(1,465)	8.0
Income from Credit Recovery	5,940	7,975	7,174	9.4	13.6	12.9	(2,035)	(25.5)	801	11.2
Impairment of Financial Assets	(2,659)	(316)	(1,042)	(4.2)	(0.5)	(1.9)	(2,343)	741.5	726	(69.7)
Granted Discounts / Other (1)	(3,239)	(2,282)	(2,567)	(5.1)	(3.9)	(4.6)	(957)	41.9	285	(11.1)
Gross Income from Financial Intermediation	**37,374**	**44,348**	**41,001**	**59.2**	**75.5**	**73.5**	**(6,974)**	**(15.7)**	**3,347**	**8.2**
Income from Insurance, Pension Plans and Capitalization Bonds	12,121	14,793	13,121	19.2	25.2	23.5	(2,672)	(18.1)	1,672	12.7
Fee and Commission Income	32,747	33,606	32,614	51.9	57.2	58.5	(859)	(2.6)	992	3.0
Operating Expenses	(46,423)	(49,026)	(46,886)	(73.5)	(83.4)	(84.1)	2,603	(5.3)	(2,140)	4.6
Personnel Expenses	(20,188)	(21,767)	(19,986)	(32.0)	(37.0)	(35.8)	1,579	(7.3)	(1,781)	8.9
Other Administrative Expenses	(20,447)	(21,407)	(20,291)	(32.4)	(36.4)	(36.4)	960	(4.5)	(1,116)	5.5
Other Operating Income / (Expenses)	(5,788)	(5,852)	(6,609)	(9.2)	(10.0)	(11.9)	64	(1.1)	757	(11.5)
Tax Expenses	(7,819)	(7,383)	(7,200)	(12.4)	(12.6)	(12.9)	(436)	5.9	(183)	2.5
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	115	297	195	0.2	0.5	0.3	(182)	(61.3)	102	52.3
Operating Income	**28,115**	**36,635**	**32,845**	**44.5**	**62.4**	**58.9**	**(8,520)**	**(23.3)**	**3,790**	**11.5**
Non-Operating Income	(77)	32	76	(0.1)	-	0.1	(109)	(340.6)	(44)	(57.9)
Single Allowance - Collective Agreement	(170)	-	-	0.0	-	0.0	-	-	-	-
Income Tax / Social Contribution	(8,171)	(10,568)	(10,449)	(12.9)	(18.0)	(18.7)	2,397	(22.7)	(119)	1.1
Non-controlling interests in subsidiaries	(239)	(212)	(214)	(0.4)	(0.4)	(0.4)	(27)	12.7	2	(0.9)
Recurring Net Income	**19,458**	**25,887**	**22,258**	**30.8**	**44.1**	**39.9**	**(6,429)**	**(24.8)**	**3,629**	**16.3**

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

	Dec20	Dec19	Dec18	Variation	
				Dec20 x Dec19	Dec19 x Dec18
ROAE (1)	14.8	20.6	19.0	(5.8) p.p.	1.6 p.p.
ROAA (2)	1.2	1.8	1.6	(0.6) p.p.	0.2 p.p.

(1) Return on Average Shareholders' Equity; and

(2) Return on Average Assets.

In 2020, the performance of our indicators of profitability was impacted by reducing the net income, given the adverse economic scenario caused by the COVID-19 pandemic. It is worth noting that in the last quarter of 2020, the quarterly ROAE reached 20.0%, returning to the same levels observed in 2019, period that preceded the COVID-19 pandemic, which demonstrates the gradual resumption of our capacity to generate income.

In the comparison between 2020 and 2019, the performance of our operating income was affected by the adverse economic scenario, which negatively impacted our income from insurance, pension plans and capitalization bonds, the line for revenue from services provided, in addition to the increase in our expenses with Expanded ALL. These factors were offset by the increase in the net interest income and the reduction in our operating expenses, reflecting the strong cost control.

The performance of the operating income continues driving the changes in net income in the periods. In the comparison between 2019 and 2018, the growth of net income was the result of higher net interest margins, of the contribution from our insurance, pension plans and capitalization bonds, of the growth of revenues from the provision of services and lower costs with Expanded ALL and other revenue / operating expenses, factors that compensated for the increase in operating expenses in the period, whose increase is mainly related to variable expenses.

Next we will comment on the main factors that influenced our lines of results in comparison to the past three fiscal years:

Net Interest Income

In 2020, the performance of the net interest income was impacted by the following factors:

- **Client portion** – the improvement observed is justified by the product mix, which is linked, mainly to the growth of the Individuals portfolio. The strong loan origination, in which we observed a growth greater than two digits in the average balance of the year, has compensated for the lower spreads of the portfolio, which followed the behavior of the market, impacted by the growth in volumes allocated to emergency programs, highlighting the lesser use of credit limits available, like, for example, the overdraft and the limits of personal loans online. The growth of client portion would be 8.5%, if we disregard the effects of the regulatory change of the overdraft, however the progress made was 5.1% demonstrating our high capacity in generating new business, with strong participation of the digital channels.

- **Market portion** – the increase in the quarter was driven by the results of the ALM positions and the best performance of our treasury.

In the comparison between 2019 and 2018, the performance in net interest income was impacted by the following factors:

- **Client Portion** – the growth remains supported by the positive effects of the average business volume increase, mainly because of the improvement of mass-market loan operations and the better results of the product mix, factors that offset decrease in the average spread in the period.
- **Market Portion** – the performance of this line is substantially supported by the positive results of our treasury in arbitration operations and with clients.

Expanded ALL

In the comparison between the years 2020 and 2019, the increase of expenses of the Expanded ALL is related to the reinforcement of supplementary provisions made during 2020, totaling R$9.1 billion (3Q20 – R$2.6 billion, 2Q20 – R$3.8 billion and 1Q20 – R$2.7 billion), a reflection of the adverse economic scenario resulting from the COVID-19 pandemic. In addition, it is worth mentioning that we continue to evolve in our loan operations, whose expanded portfolio grew 10% (+12% in operations aimed at individuals and +9% in operations with companies) in 12 months, an evolution that impacted the expenses with ALL due to the required minimum reserves by the Central Bank of Brazil, and, even so, remained with a good level of provisioning for loans overdue for more than 90 days, which reached the high mark of 403% in December 2020 and all segments showed a reduction in the delinquency ratio for 90 days in the 12-month comparative.

In the comparison between 2019 and 2018, the reduction of expenses with Expanded ALL is related to higher revenues with credit recovery, lower costs with impairment of financial assets and discounts granted/others, factors that offset the growth of expenses with ALL (gross), which were impacted by the growth in loan operations and also, by the change in the portfolio mix, with emphasis on the evolution of operations with Individuals and micro, small and medium-sized enterprises.

Income from insurance, pension plans and capitalization bonds

In relation to the comparison between 2020 and 2019, the drop in income from insurance, pension plans and capitalization bonds is related, mainly, to the behavior of the economic-financial indexes, which affected the correction of the technical provisions and financial income, in addition to the reduction of the revenue and the increase of the claims ratio, which was driven by the gradual resumption of the elective procedures and indemnifiable events, due to the period of social isolation.

In the comparison between 2019 and 2018, the evolution of the operating income reflects the good performance of the sales revenue, highlighting the growth in the lines of health, capitalization and life. The growth of the financial income reflects the best performance of operations with multi-market and variable income and of our investments indexed to the IPCA.

Fee and commission income

In 2020, the fee and commission income were impacted by the adverse economic scenario, which produced a negative effect in income resulting from the activities of cards, and income with asset management and loan operations. The income with checking accounts showed growth, reflecting the constant evolution of the client base during 2020, which showed an increase of 2.2 million in 12 months, and higher volume of business. It is important to note the strengthening in the management of the service portfolio, through a continuous process of improvement and expansion of the variety of products, which we seek to offer in an assertive way to clients. The increase in custody and brokerage income is related to the higher volumes traded in the stock exchange, with emphasis on the performance obtained in transactions carried out through Ágora Corretora, and the underwriting line/financial advice is related to the volatility of the activity of the capital market coupled with our ability to capture business opportunities.

In the comparison between 2019 and 2018, the fee and commission income showed a positive performance, with developments in virtually all the lines. Highlight for higher revenues from checking accounts, driven by the increase of the base of account holders, whose base reached 30.1 million accounts, an increase of 1.8 million accounts in the year, higher revenues with management of consortia, custody services and brokerage and higher revenues from underwriting / financial advice, given the more favorable scenario in 2019 for activities of the capital market. In the period, adjustments were made with respect to asset management and operations with guarantees provided, and regarding lower revenues from the activities of the credit card operator.

Personnel expenses

In 2020, the personnel expenses presented a drop of 7.3% or R$1.6 billion, mainly, resulting from the reduction of the number of employees, lower costs with provision for labor lawsuits and profit sharing.

In the comparison between 2019 and 2018, personnel expenses presented an evolution of 8.9%, reflecting the higher expenses with earnings and social charges, resulting from the effects of the collective bargaining agreement, whose readjustment this year was 4.3% of the growth of variable expenses (profit sharing), highlighting that from 2019 we implemented a variable remuneration program directed to employees of the branch network and higher costs with provision for labor lawsuits, reflecting the agreements made.

We highlight that in August 2019, we launched the Voluntary Severance Program (PDV), which employees of the Bradesco Organization, which meet the requirements set out in the Regulation of the Program, could join the plan freely and voluntarily. The 2019 PDV, aimed to optimize and make our team structure more flexible and obtain an important improvement in our indicators of productivity, preserving the commitment with the parameters of the internal career and of generating value for shareholders. On December 31, 2019, the total costs were R$1.8 billion, with 3.4 thousand admissions. It is worth remembering that the first Special Voluntary Severance Program (PDVE), was released in July 2017, was launched, to which employees from the Organization who met the requirements set out in the regulation of the respective plan could join. The deadline for joining the plan expired at the end of August 2017, with the voluntary joining of 7,400 employees, with a total cost of R$2.3 billion.

Administrative expenses

In 2020, the actions of the Management to maintain a strict cost control and to improve operational efficiency reflected in the performance of administrative expenses, which dropped 4.5%. It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 4.5% and 23.1%, respectively.

In the comparison between 2019 and 2018, the increase of administrative expenses is more concentrated in the expenses related to the growth in the volume of business ("variable part"), that showed a growth of 7.5% in the period. All other expenses ("fixed part") increased by 5.1% in the period, presenting a growth below the inflation rate for the period (IGP-M 7.3%), and were driven by higher expenses on advertising and publicity, in addition to the contractual adjustments made in the period.

Other operating income / expenses

In the comparison between 2020, 2019 and 2018, the line of other operating income and expenses reduced especially due to lower costs with constitutions of provisions for fiscal risks and expenses with the marketing of cards.

10.2 – Operating and Financial Income

Officers should comment:

a) results of issuer's operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating income:

R$ million

Principle Operating Income	2020	2019	2018	Vertical Analysis %			Horizontal Analysis			
				2020	2019	2018	2020 x 2019		2019 x 2018	
							R$	%	R$	%
Loan and Leasing Operations	68,875	68,218	62,927	31.4	28.7	28.2	657	1.0	5,291	8.4
Income from Securities, Derivatives and Foreign Exchange Operations	18,781	29,158	26,628	8.6	12.3	11.9	(10,377)	(35.6)	2,530	9.5
Financial Income from Insurance, Pension Plans and Capitalization Bonds	23,506	25,026	24,923	10.7	10.5	11.1	(1,520)	(6.1)	103	0.4
Revenue from reserve requirement	2,023	4,327	3,967	0.9	1.8	1.8	(2,304)	(53.2)	360	9.1
Revenue from financial intermediation	**113,185**	**126,729**	**118,445**	**51.5**	**53.3**	**53.0**	**(13,544)**	**(10.7)**	**8,284**	**7.0**
Insurance, Pension Plan and Capitalization Bond Retained Premiums	73,668	77,599	72,477	33.5	32.6	32.4	(3,931)	(5.1)	5,122	7.1
Fee and commission income	32,747	33,606	32,614	14.9	14.1	14.6	(859)	(2.6)	992	3.0
Total Principal Operating Income	**219,600**	**237,934**	**223,536**	**100.0**	**100.0**	**100.0**	**(18,334)**	**(7.7)**	**14,398**	**6.4**

Loan and Leasing Operations

The result of loan and leasing operations presented an increase in the comparison between the years 2020, 2019 and 2018, resulting mainly from the growth in the volume of loan operations and also by the change in the mix of portfolios, with emphasis on the evolution of operations with individuals and micro, small and medium-sized enterprises.

Income from securities, derivatives and foreign exchange operations

In the comparison between the years 2020 and 2019, the reduction occurred mainly due to lower results with the line for derivatives, reflecting the fall in revenue from the forward and futures contracts.

The result of operations with securities, derivatives and foreign exchange increased in the comparison between the years 2019 and 2018, due to the results obtained with derivatives of futures contracts.

Financial income from insurance, pension plans and capitalization bonds

The variations presented in the comparison between the years 2020, 2019 and 2018 in the income from insurance, pension plans and capitalization bonds are a reflection of the behavior of the economic-financial indexes in the periods. It is worth mentioning that in 2018, there were losses due to the impairment of shares in the amount of R$1.468 million.

Income from reserve requirement

In the comparison between the balances of 2020 and 2019, the decrease in revenues was a reflection of the Selic rate reduction in the periods, which went from 4.50% in 2019 to 2.00% in 2020.

In the comparison between the balances of 2019 and 2018, the increase of 9.1% in income was, basically, due to the increase of R$18,545 million in the balance of time deposits, which offset the reduction of the Selic rate in the period, which went from 6.50% in 2018 to 4.50% in 2019.

Income with Retained Premiums from Insurance, Pension Plans and Capitalization Bonds

In the comparison between the years 2020 and 2019, the reduction occurred mainly due to lower contributions of supplementary pensions, including VGBL, reflecting the adverse economic scenario.

The income with retained premiums from insurance, pension plans and capitalization bonds showed an increase in the comparison between the years 2019 and 2018, due to the increase of premiums issued, mainly in the lines of pension plans, health and life.

Fee and Commission Income

Regarding the variations presented for fee and commission income, comments are included in item 10.1.h.

ii) factors that materially affected the operating income

No factors have occurred that might significantly affect our operating income in the last three fiscal years other than those described in items 10.1.a; 10.1.h and 10.2.a.i.

b) variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

There were no significant variations in our financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years 2020, 2019 and 2018.

c) impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer's operating income and financial income, when relevant

During the periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be impacted by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian *Real* depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currency, such as our long-term debt denominated in US dollar and foreign currency borrowings, in such a way that the cost in *Reais* of the relative financial expense increases; and (ii) gains in our assets denominated in and/or indexed to foreign currency, such as our securities and loan operations indexed to the US dollar, when the revenue from these assets measured in *Reais* increases. Conversely, when the Brazilian *Real* appreciates, we incur: (i) losses on our assets denominated in and/or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currency.

10.3 – Events with Significant Effects (occurred and expected) on Financial Statements

Officers should comment on material effects that the events below have caused or are expected to cause for the issuer's financial statements and results:

a) introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b) creation, acquisition or sale of equity interest

On October 8, 2020, all regulatory authorizations were obtained by Bradesco for the acquisition of 100% of the share capital of BAC Florida. On May 6, 2019, Bradesco announced to the market that it had entered into a Share Purchase Agreement ("Agreement") with the controlling shareholders of BAC Florida Bank ("BAC Florida"), the bank that has offered various financial services in the United States for over 46 years, especially to non-resident high net worth Individuals. The acquisition will cost approximately US$500 million.

With the completion of the acquisition, on October 30, 2020, Bradesco:

- assumes the operations of BAC Florida with the objective of expanding the offer of investments in the USA to its high net worth clients (Prime) and Private Bank clients, in addition to other banking services, such as checking account, credit card, and real estate financing; and
- will have the opportunity to expand business related to corporate and institutional clients.

We present below the composition of the values of acquisition of BAC Florida and its subsidiaries and goodwill in the acquisition of shares:

	R$ thousand
BAC Florida payment	3,105,557
Insurance and commission payment	44,851
Total cost of acquisition	**3,150,408**
-	-
Shareholders' equity acquired	1,398,083
Controller adjustment (1)	(13,033)
Shareholders' equity adjusted	**1,385,050**
-	-
Goodwill in the acquisition of shares	**1,765,358**

(1) Adjustment of provisions for expected credit loss associated with credit risk in accordance with Resolution No. 2,682/99.

Bradesco hired a specialized and independent company to conduct the study of the purchase price allocation (PPA) for the initial allocation of the fair value of the assets acquired and liabilities assumed by BAC Florida. Due to the complexity of operations and their relevance, the final allocation may undergo changes and enhancements until the end of the study, which is estimated in up to 12 months from the date of its acquisition.

We presented the main balances of the balance sheet on October 30, 2020 base date of the acquisition:

	R$ thousand
	BAC Florida Bank
Assets	
Cash and due from banks	**4,366,118**
Financial instruments	**10,468,202**
- Securities and derivative financial instruments	1,209,024
- Loan operations	9,256,159
- Other financial instruments	3,019
Provisions for expected credit loss associated with credit risk	**(96,764)**
- Loan operations	(96,764)
Investments in associate and subsidiary companies	**56,863**
Premises and equipment	**36,188**
Premises and equipment depreciation	**(24,085)**
Provisions for Impairment of Assets	**(5,970)**
Other assets	**347,742**
Total assets	**15,148,294**
-	-
Liabilities	**-**
Deposits and other financial liabilities	**13,603,913**
- Deposits from clients	12,952,310
- Securities issued	642,661
- Other financial liabilities	8,942
Other liabilities	**136,713**
Shareholders' equity	**1,407,668**
Total	**15,148,294**

On October 1, 2020, Cielo announced to the market that it signed a contract for the sale of all of its shares in Companhia Brasileira de Gestão de Serviços ("Orizon"), which represent 40,95% of Orizon's share capital, to Bradseg Participações S.A. for the amount of R$128,992 thousand. The closing of the Transaction is subject to compliance with certain precedent conditions, including approval by the Central Bank of Brazil and the Administrative Council for Economic Defense – CADE.

On January 15, 2020, Banco Bradesco announced that it had made the divestiture of the entire shareholding held in the capital of Chain Serviços e Contact Center S.A. ("Chain") to Almaviva do Brasil Telemarketing e Informática S.A.

c) unusual events or operations

In the period, there were no unusual events or operations involving the issuer, other than the extraordinary events stated in items 10.1.a and 10.1.h, which caused or are expected to cause significant impacts on its results.

10.4 – Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor's Opinion

Officers should comment:

a) significant changes in accounting practices

Officers report that no significant changes were made to the accounting practices that Bradesco uses in the years ended December 31, 2020, 2019 and 2018.

b) significant effects of changes in accounting practices

Officers highlight that, although there have been no significant changes in accounting practices of Bradesco, it is noteworthy that, unlike the other publicly-traded companies that are already using all of the CPCs, financial institutions use the technical accounting standards issued by Brazil's Accounting Standards Committee (CPC), that were approved by the National Monetary Council (CMN). The other CPC statements, interpretations and guidelines will only be applicable to financial institutions after approval by the National Monetary Council.

c) Reservations and emphases in the auditor's report

There were no disclaimers and emphases on the independent auditors' report.

10.5 - Critical Accounting Policies

Officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day of operations and, accordingly, the Bank's financial position.

Our Officers believe that Bradesco's results are subject to accounting policies, assumptions and estimates. It is Management's responsibility to adopt fair accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. In each case, if our estimates are not confirmed, in comparison to effective results, there may be significant impacts on our financial situation or on our operating income.

Allowance for loan losses

The allowance for loan losses is calculated in an amount deemed sufficient at a given time to meet possible losses in the realization on loans operations, according to the rules and instructions issued by National Monetary Council and Central Bank of Brazil, the Management's experience and the internal models of calculation of the Organization's credit risks. At the end of each period, the allowance for loan losses is adjusted based on the analysis of our portfolio and on available information.

Although the internal models of risk calculation are often reviewed and improved, our process to calculate the level of provision for doubtful debt requires judgments and assumptions, which can affect the allowance estimate.

Classification of Securities and Derivatives

Securities are classified into three categories: for trading, available for sale, and held to maturity. The classification under these categories is based on the Management's intent of keeping or selling such securities. The accounting treatment to the securities we hold is dependent on how they are classified. Changes in the economic environment may alter our strategy in relation to a particular security, which would require a transfer between categories.

The derivatives are evaluated at their market value, to offset the adequate income account. The operations that are instruments of hedge accounting may be classified as market risk hedge, cash flow hedge or hedge of investments held abroad.

Evaluation of Financial Instruments and Derivatives

Financial instruments and derivatives recorded at fair value in our financial statements basically include securities classified as: (i) for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. The fair value is defined as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

We estimate the fair value by using the market prices, as available. We note that the price may be affected by the volume of shares transacted, and may also fail to reflect the "control premiums" under share agreements with shareholders, which holds significant investments. However, the Management believes that market prices are the best indicators of fair value.

At the determination of the fair value, when market prices are not available, the Management's judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of information received. The factors used in these models include quotations by distributors, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determine whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severally a loss may be provisioned for.

These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Deferred Income and Social Contribution Taxes

The value determination of income tax and social contribution is complex, and therefore our evaluation is based on the analysis of our deferred fiscal assets and liabilities and income tax and social contribution payable. In general, the evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves uncertain evaluations and assumptions. Realization of deferred fiscal assets is subject to changes to future fiscal rates and the development of our tax planning strategies. Evaluations and assumptions may change over time as a result of unforeseen events or circumstances, thereby changing our initial judgment during the definition of our tax liabilities.

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

A significant judgment is required for the determination of the probability of a position on income tax and social contribution be sustained even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Impairment

The balances of securities classified as available-for-sale and held to maturity are reassessed monthly to determine where there is any indication of impairment. Regarding non-financial assets (except for deferred tax credits), this assessment is performed at least annually.

When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

To calculate the recoverable amount, the estimated loss is made by models using observed data or by judgment based on the experience of our Organization.

Technical provisions for insurance, pension plan and capitalization bonds

Technical reserves are liabilities representing estimates of amounts to be due on the future to our clients, stakeholders of pension plans, insured parties or their beneficiaries. The actuarial assumptions are based on our experience, and are periodically reviewed in relation to sector standards to assure actuarial credibility. Significant changes in the experiences or scenarios may compel us to establish a provision for expected future losses on a product, establishing complementary provisions for premiums of insurance and contributions of pension plans. These provisions are set forth in short or long-term agreements to forecast expected future losses.

For insurance, the calculations are performed using data on claims, mortality rates, incapacity, validity time, inflation, expenses, and others. For long-term insurance agreements, when the actuarial assumptions in a specific policy or group of policies are fulfilled, they will not be changed during the validity time.

For pension plans, future benefits to be paid to participants or their beneficiaries include retirement, pension and redemptions, with actuarial hypotheses that take into account factors such as survivorship, interest rates, and disability, among others.

For capitalization bonds operations, future payments to our clients include provisions for prize draws and redemptions. These are calculated over par security values and adjusted for inflation.

Accounting provisions and contingent liabilities

We established accounting provisions recorded based the opinion of legal counsel, the nature of the lawsuits, similarity with previous proceedings, complexity and positioning of the Courts, whenever the loss is deemed probable, which would cause a potential outflow of funds to settle the obligation, and when amounts can be reliably measured.

Contingent liabilities classified as possible losses are not recorded as liabilities in the financial statements and must only be stated in notes, when individually relevant, whereas the liabilities classified as remote losses do not require provisions or statements.

We continuously monitor lawsuits in progress in order to evaluate, among other things: (i) the nature and complexity thereof; (ii) the development of the proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar cases. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a) the probability of loss derived from claims occurred on or before the date of financial statements, which were identified by us after the date of such statements but before their publication; and

b) the need to disclose claims or events occurred after the date of financial statements, but before their publication.

10.6 – Material Items not shown in Financial Statements

Officers should describe material items not shown in the issuer's financial statements, and state:

a) assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

(i) operating leases, assets and liabilities; (ii) written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities; (iii) agreements for the future purchase and sale of products or services; (iv) agreements for constructions in progress; and (v) agreements for future receipt of financing:

There are no material items that have not been evidenced in the financial statements.

b) other items omitted from the financial statements

Below, we present the values that represent the total risk of off-balance sheet items:

R$ million

	Dec20	Dec19	Dec18
Commitments of values of credit to release	254,897	248,451	228,562
Financial guarantees supplied	80,237	78,231	72,871
Loans available for import	1,057	1,411	362
Other [(1)]	59	81	885
Total	**336,250**	**328,174**	**302,680**

The commitments of the credit values include limits for authorization of credit card, personal credit, real estate financing, *conta garantida* (guaranteed account) and overdraft. Such values consist basically in the loan operations contracted, not yet released, and limits not yet used by clients.

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

The letters of credit (credits opened for imports) are undertakings issued to guarantee the performance of a client to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions by the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

10.7 – Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.6, the Officers should comment:

a) how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer's financial statements

As described in item 10.6, we inform that, with regard to the financial guarantees provided and the letters of credit for import, the issuer receives a rate or a commission for the operation that sensitizes the revenue and consequently the operating income. If a problem occurs related to the capacity of a client making a payment, there may be the need for the constitution of provisions. Now regarding the commitments of credit values to be released, there will be only impact on the lines of income, if clients use these lines of credit.

b) nature and purpose of operation

Information mentioned in item 10.6.

c) nature and amount of obligations and rights generated for the issuer under the operation

Information mentioned in item 10.6.

10.8 – Business Plan

Officers should state and comment the principal elements of the issuer's business, specifically exploring the following topics:

a) investments, including: (i) quantitative and qualitative description of the investments in progress and expected investments; (ii) sources of investment financing; (iii) relevant divestitures in progress and expected divestitures

As a necessary condition for the continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders' equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

R$ million

	2020	2019	2018
Information Technology (IT)	5,905	6,242	6,088

b) if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer's production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c) new products and services, indicating: (i) description of the research in progress that has already been disclosed; (ii) total amounts spent by the issuer in research for the development of new products and services; (iii) projects in progress that have already been disclosed; and (iv) total amounts spent by the issuer in the development of new products and services

There are no new significant products and services, individually.

10.9 – Other Factors with Relevant Influence

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

Since March 11, 2020, the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travels, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate on August 2020, to 2.0% p.a., the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus, especially by means of:

- March 16, 2020 – Resolution No. 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;
- March 18, 2020 – Resolution No. 4,784/20, which exempts banks from deducting from their capital, the tax effects of transactions to hedge foreign currency for their participation in investments abroad, one of the mechanisms used by banks to protect themselves against exchange rate variations;
- March 19, 2020 – Circular No. 3,991/20, which temporarily removed the requirement for advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;
- March 23, 2020 – Resolution No. 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank of Brazil to grant loans by means of the Special Temporary Liquidity Line (LTEL), regulated by Circular No. 3,994/20;
- March 23, 2020 – Circular No. 3,993/20, which reduced the rate of compulsory deposits on time deposits, from 25% to 17%, and enhanced the rules for the Short-term Liquidity Indicator (Liquidity Coverage Ratio – "LCR"). The aim of these measures is an improvement of the liquidity conditions of the National Financial System. (Revoked on October 2, 2020);
- March 26, 2020 – CMN Resolution No. 4,791/20, amends the Resolution No. 4,782 of March 16, 2020, which, in view of any potential impacts from COVID-19 on the economy, establishes temporary criteria for characterizing the restructuring of loan operations for a determined period of time in order to manage credit risk,
- April 2, 2020 – Resolution No. 4,795/20, which authorizes the Central Bank of Brazil to grant loan operations by means of a Temporary Special Line of Liquidity for the acquisition of a Financial Bill with guarantee in financial assets or securities (LTEL-LFG);
- April 6, 2020 – Circular No. 3,997/20 amends Circular No. 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory collection on term deposits, to establish deduction of the chargeability of the compulsory collection of the financing granted in the scope of the Emergency Employment Support Program, instituted by Provisional Measure No. 944, of April 3, 2020;

- April 9, 2020 – Resolution No. 4,803/20, amended by Resolution No. 4,855/20, which adjusts the criteria for the measurement of the allowance for loan losses from the renegotiated operations by financial institutions and others authorized by the Central Bank of Brazil, due to the COVID-19 pandemic. With this Resolution, the reclassification of the renegotiated operations between March 1 and December 31, 2020 is permitted at the same level they were classified on February 29, 2020;
- April 13, 2020 – Circular No. 4,001/20 amends Circular No. 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory collection on term deposits, to establish deduction of the chargeability of the compulsory collection from the portion of acquisition of Financial Bills of own issue on the secondary market;
- May 25, 2020 – Resolution No. 4,820/20, which establishes, for a fixed term, prohibitions to the remuneration on own capital to the increase in the remuneration of the Management, to the repurchasing of shares and to the reduction of share capital, to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the pandemic of the coronavirus (COVID-19) on the National Financial System;
- June 23, 2020 – Circular No. 4,030/20 amends Circular No. 3,809 of August 25, 2016, which establishes the procedures for the recognition of mitigation instruments in the calculation of the portion of the risk weighted assets (RWA) relating to exposure to credit risk subject to the calculation of capital requirements through standardized approach (RWACPAD), which deals with Resolution No. 4,193, of March 1, 2013;
- June 24, 2020 – Circular No. 4,033/20 amends Circular No. 3,975 of January 8, 2020, instituting the compulsory collection on resources of savings deposits, to establish deductions of the chargeability of balance of loan operations for the financing of working capital and balance of investments in Term Deposits with Special Guarantee (DPGE) of institutions not belonging to the same conglomerate;
- July 28, 2020 – Law No. 14,031, which converts Provisional Measure No. 930, addresses the way to handle taxes on the exchange rate for an investment made by financial institutions and other institutions authorized to operate by the Central Bank of Brazil in a controlled company, affiliate, subsidiary, branch or agency located abroad; amends Law No. 12,865 of October 9, 2013, which sets provisions, among other matters, on payment arrangements and payment institutions that are part of the Brazilian Payment System, and Law No. 12,249 of June 11, 2010, which sets provisions, among other matters, on Financial Notes; as well as establishing other provisions;
- July 30, 2020 – CMN Resolution No. 4,843/20 extends emergency measures introduced by Resolution No. 4,810 of April 30, 2020, which apply to procedures related to the concession, control and oversight of rural loan operations resulting from the social distance measures adopted to mitigate the impacts of the pandemic brought on by COVID-19;
- July 30, 2020 – CMN Resolution No. 4,840/20 modifies the maturity period for installment payments of rural loan operations by borrowers whose activities were affected by the social distance measures associated with the COVID-19 pandemic, which is addressed in Section 22 (Defrayal and investment operations hindered because of the social distancing measures adopted to mitigate the impacts of the COVID-19 pandemic – Resolution No. 4,801/20) of Chapter 18 (Renegotiation of Debts from Rural Loan Operations) in the *Manual de Crédito Rural* – MCR (Rural Loan Manual); and amends the time-line to enact an emergency situation or state of public calamity in municipalities affected by drought for the purposes of renegotiating rural loan operations addressed in Section 23 (Operations that incurred losses due to drought in municipalities declaring a state of emergency or public calamity – Resolution No. 4,802/20) of Chapter 18 (Renegotiation of Debts Originating from Rural Loan Operations) from the MCR;
- September 24, 2020 – CMN Resolution No. 4,856 of September 24, 2020 amends the Resolution No. 4,782 of March 16, 2020, which, in view of any potential impacts from COVID-19 on the economy, establishes temporary criteria for characterizing the restructuring of loan operations for a determined period of time in order to manage credit risk;
- September 24, 2020 – CMN Resolution No. 4,855/20, which regulates the criteria for the measurement of allowance for loan losses of operations carried out within the scope of programs instituted that are geared towards addressing the effects of the COVID-19 pandemic on the economy; and

- December 23, 2020 – CMN Resolution No. 4,885/20 amends Resolution No. 4,820 of May 29, 2020, which establishes, for a fixed term, prohibitions to the remuneration on own capital to the increase in the remuneration of the Management, to the repurchasing of shares and to the reduction of share capital, to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the pandemic of the coronavirus (COVID-19) on the National Financial System.

In addition to the measures mentioned above, the Executive and Legislative Powers have tried to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

However, projections estimate that Brazil will face an economic downturn in 2020 with all the ramifications in terms of business. Most of our operations occur in the domestic market and, consequently, our result is significantly impacted by the local macroeconomic conditions.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations and income. Below we highlight the main items of our statement of financial position which may potentially be impacted:

- **Financial agreements**: whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
- **Loan operations**: which we expect an increase in our level of arrears in the payment of loans, including operations that were renegotiated and extended in the context of the crisis, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the collateral resulting from guarantees related to loans in default;
- **Tax credits:** whose recoverability depends on future taxable income, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
- **Intangible assets**: may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
- **Funding**: volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
- **Technical provisions of insurance and pension resources:** that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
- **Civil and labor provisions**: the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee, which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically to the Board of Directors on evaluations on the evolution of COVID-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We launched the Business Continuity Plan (BCP) was activated and since the second half of March 2020 we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

- giving leave to employees at-risk groups for an indefinite period of time;
- increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;

- definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19;
- intensification of the communication with our branches, providing guidance to our clients and employees about the prevention measures and the remote means of customer services;
- making COVID-19 tests available to all employees for free; and
- anticipation of the flu vaccine for all employees and dependents.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to the individuals for which the amounts in question, up to the date of approval of these financial statements, were immaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, even though they possess a certain level of uncertainty and depend on the development of the pandemic, since its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.